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Notice of Annual Meeting of Shareholders to be held on

May 11, 2012

Management Information Circular

March 28, 2012

 Table of Contents

Invitation to Shareholders	(ii)
Notice of Annual Meeting	(iii)
Voting Information	1
General Information	3
Exercise of Discretion by Proxies	3
Voting Securities and Principal Holders Thereof	3
Business of the Meeting	3
1. Presentation of Financial Statements	3
2. Election of Directors	3
3. Appointment and Remuneration of Auditors	7
4. Other Matters	7
Report on Executive Compensation	7
Compensation Committee Report	7
Role of the Governance, Nominating and Compensation Committee	8
Compensation Benchmarking Study	8
Compensation Discussion and Analysis	9
Performance Graph	13
Compensation of Named Executive Officers	14
Employment Contracts and Termination and Change of Control Entitlements	16
Board of Directors Compensation	18
Review of Director Compensation	18
Remuneration	18
Stock Ownership Guidelines	19
Compensation of Directors	19
Statement of Corporate Governance Practices	21
Equity Compensation	26
Equity Compensation Plans	26
Securities Authorized for Issuance under Equity Compensation Plans	30
Indebtedness of Directors and Executive Officers	30
Directors' and Officers' Liability Insurance	30
Interest of Certain Persons in Matters to be Acted Upon	30
Interest of Certain Persons in Material Transactions	31
Shareholder Proposals for the 2013 Annual Meeting	31
Additional Information	31
Directors' Approval	31
Appendix A — Mandate of the Board of Directors	A-1

i

 INVITATION TO SHAREHOLDERS

March 28, 2012

Dear Shareholder,

        On behalf of the board of directors, management and employees of North American Palladium Ltd. ("NAP"), we invite you to attend the annual meeting of shareholders which will take place on Friday, May 11, 2012 at 11:00 a.m. (Toronto time) at the TSX Broadcast Centre, in Toronto, Ontario, Canada. The meeting is your opportunity to hear first-hand about our performance in 2011 and our plans to ensure NAP remains a valued investment, to meet with NAP's board of directors, senior management and fellow shareholders and to vote in person on the items of business.

        We encourage you to read the attached management information circular as it describes who can vote, how to vote, and what the meeting will cover. It also provides information on each of our director nominees, outlines our compensation practices and provides information about corporate governance and the board of directors' role and responsibilities.

        If you are unable to attend the meeting in person, we encourage you to vote your common shares by any of the means available to you, as described in the management information circular and proxy form.

        Additional documentation and information concerning NAP is available on our website at www.nap.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Paper copies may also be requested free of charge from our Corporate Secretary.

Sincerely,

André J. Douchane Chairman of the Board	William J. Biggar President and Chief Executive Officer

ii

 NOTICE OF ANNUAL MEETING

NORTH AMERICAN PALLADIUM LTD.
200 Bay St., Suite 2350
Royal Bank Plaza, South Tower
Toronto, Ontario, Canada M5J 2J2

        Notice is hereby given that the annual meeting of shareholders (the "Meeting") of North American Palladium Ltd. ("NAP" or the "Company") will be held at the TSX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada on May 11, 2012, at 11:00 a.m. (Toronto time) for the following purposes:

  1.
  To receive the audited consolidated financial statements of the Company for the year ended December 31, 2011 and the report of the auditors thereon;

  2.
  To elect directors of the Company for the ensuing year;

  3.
  To consider and, if thought fit, approve the appointment of KPMG LLP, Chartered Accountants, as auditors for the Company, and to authorize the directors of the Company to fix the auditors' remuneration; and

  4.
  To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

        A copy of the management information circular and form of proxy with respect to matters to be dealt with at the Meeting are included herewith.

        Shareholders unable to attend the Meeting in person are requested to complete, date, sign and return the enclosed form of proxy. All forms of proxy must be deposited with Computershare Investor Services Inc. no later than 11:00 a.m. (Toronto time) on May 9, 2012 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting.

        By resolution of the board of directors of the Company, shareholders of record at the close of business on March 16, 2012 will be entitled to notice of and to vote at the Meeting in person or by proxy.

        DATED at Toronto, Ontario as of March 28, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

André J. Douchane Chairman of the Board

iii

NORTH AMERICAN PALLADIUM LTD.

MANAGEMENT INFORMATION CIRCULAR

VOTING INFORMATION

Who is soliciting my proxy?

        The management of NAP is soliciting your proxy for use at the annual meeting of shareholders (the "Meeting") of the Company.

What will I be voting on?

        You will be voting on:

  •
  the election of directors;

  •
  the appointment of KPMG LLP, Chartered Accountants as the Company's auditors; and

  •
  any other business that may properly be brought before the Meeting which is put to a vote.

What else will happen at the Meeting?

        The financial statements for the year ended December 31, 2011 together with the auditors' report on these statements will be presented at the Meeting.

How will these matters be decided at the Meeting?

        A majority of votes cast, by proxy or in person, will constitute approval of each of the matters specified in this management information circular (the "Circular").

How many votes do I have?

        You will have one vote for every common share of the Company you own at the close of business on March 16, 2012, the record date for the Meeting.

How do I vote?

        If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the Meeting or by proxy, as explained below. If your common shares are registered in the name of an intermediary, such as a bank, trust company, securities broker or other financial institution, please see the instructions below under the heading "How can a non-registered shareholder vote?".

How do I vote by proxy?

        In addition to voting in person at the Meeting, you may vote by mail by completing the form of proxy and returning it in the enclosed envelope to Computershare Investor Services Inc., Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. You may also appoint a person (who need not be a shareholder), other than one of the directors or officers named in the proxy, to represent you at the Meeting by inserting the person's name in the blank space provided in the proxy and returning the proxy no later than 48 hours prior to the commencement of the Meeting or any adjournment thereof. You may also vote by telephone or via the Internet. To vote by telephone, in Canada and the United States only, call the toll-free number listed on the proxy from a touch tone phone. When prompted, enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions. To vote via the Internet, go to the website specified on the proxy and enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions on the screen. If you vote by telephone or via the Internet, do not complete or return the form of proxy.

        To be effective, all forms of proxy must be deposited with Computershare Investor Services Inc. by no later than 11:00 a.m. (Toronto time) on May 9, 2012 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. The Company may refuse to recognize proxies received after such time, but the Chairman of the Meeting may waive this cut-off at his or her discretion without notice.

How will my proxy be voted?

        On the form of proxy, you can indicate how you would like your proxyholder to vote your common shares for any matter put to a vote at the Meeting and on any ballot, and your common shares will be voted accordingly. If you do not indicate how you want your common shares to be voted, the persons named in the proxy intend to vote your common shares in the following manner:

  •
  for the election of management's nominees as directors;

  •
  for the appointment of KPMG LLP, Chartered Accountants, as the Company's auditors and for the authorization of the directors to fix the remuneration of the auditors; and

  •
  for management's proposals generally.

What if I want to revoke my proxy?

        You can revoke your proxy at any time prior to its use. You may revoke your proxy by requesting, or having your authorized attorney request, in writing to revoke your proxy. This request must be delivered to NAP's address (as listed in this Circular) before the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof immediately prior to the commencement or adjournment(s) thereof.

        If you submit your proxy by telephone or Internet, you may revoke your proxy by entering the proxy system (telephone or Internet) in the same manner and submitting another proxy at any time up to and including the last business day preceding the date of the Meeting. A proxy submitted later will supersede any prior proxy submitted.

How are proxies solicited?

        The solicitation of proxies will be made primarily by mail but proxies may also be solicited personally, by facsimile or by telephone by directors, officers or other employees of the Company for which no additional compensation will be paid. We have also retained Phoenix Advisory Partners to solicit proxies in Canada and the United States at a fee of approximately $20,000, plus out-of-pocket expenses. The cost of the solicitation will be paid by the Company.

How can a non-registered shareholder vote?

        If your common shares are not registered in your name, they will be held by an intermediary such as a bank, trust company, securities broker or other financial institution. Each intermediary has its own procedures which should be carefully followed by non-registered shareholders to ensure that their common shares are voted at the Meeting. If you are a non-registered shareholder, you should have received this Circular, together with a voting instruction form from your intermediary. To vote in person at the Meeting, follow the instructions set out on the voting instruction form, appoint yourself a proxyholder and return the voting instruction form in the envelope provided.

Who do I call if I have any questions or require assistance in voting my proxy?

Any questions and requests for assistance may be directed to our Proxy Solicitation Agent:

North American Toll Free Phone: 1-800-845-1507
Banks, Brokers and collect calls: 201-806-2222
Toll Free Facsimile: 1-888-509-5907
Email: inquiries@phoenixadvisorypartners.com

GENERAL INFORMATION

        This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of the Company to be used at the Annual Meeting of the shareholders of the Company to be held at the time, place and for the purposes indicated in the enclosed Notice of Annual Meeting of Shareholders (the "Notice") and any adjournment thereof.

        Unless otherwise indicated, the information in this Circular is dated as of March 28, 2012 and all dollar or "$" figures in this Circular refer to Canadian dollars.

Exercise of Discretion by Proxies

        The common shares of the Company (each a "Common Share") represented by the enclosed form of proxy will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of such direction, such Common Shares will be voted FOR the resolutions referred to in the form of proxy.

        If any amendment or variation to the matters identified in the Notice is proposed at the Meeting or any adjournment thereof, or if any other matters properly come before the Meeting or any adjournment thereof, the enclosed form of proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the appointed proxyholder. At the time of printing this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

Voting Securities and Principal Holders Thereof

        At the close of business on March 16, 2012 (the "Record Date"), 162,960,939 Common Shares were issued and outstanding. Each Common Share entitles its holder to one vote on each matter voted on at the Meeting.

        As of March 28, 2012, Kaiser-Francis Oil Company ("KFOC") held approximately 19,292,533 Common Shares, representing approximately 11.8% of the issued and outstanding Common Shares. KFOC is a wholly owned subsidiary of GBK Corporation, a private company controlled by Mr. George B. Kaiser of Tulsa, Oklahoma and members of his family. To the knowledge of the directors and officers of the Company, no other person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to the voting securities of the Company.

BUSINESS OF THE MEETING

1.     Presentation of Financial Statements

        The audited consolidated financial statements of the Company for the financial year ended December 31, 2011 and the auditors' report thereon will be placed before the Meeting.

        The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2011 and the auditors' report thereon are also included in NAP's 2011 Annual Report, which is being mailed to the Company's registered and beneficial shareholders who requested it. Management will review NAP's consolidated financial results at the Meeting, and shareholders and proxyholders will be given an opportunity to discuss these results with management. The 2011 Annual Report is available on NAP's website at www.nap.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

2.     Election of Directors

        It is proposed that the seven people listed below be nominated for election as directors of NAP to hold office until the next annual meeting or until their successors are elected or appointed, unless the director resigns or the office becomes vacant through death or any other reason in accordance with the by-laws of the Company. All of the proposed nominees are currently directors of NAP whose term of office expires at the Meeting unless re-elected; they have been directors since the dates indicated. The articles of the Company provide for a board of directors (the "Board") consisting of a minimum of one and a maximum of ten directors. The Board has set the number of directors at seven.

        Management of the Company has been informed that, if elected, each of such nominees would be willing to serve as a director. However, in the event any such nominee is unable or unwilling to serve as a director, proxies will be voted in favour of the remaining nominees and for such other substitute nominee as the Board may designate.

Majority Voting Policy

        As part of its ongoing review of corporate governance practices, on March 30, 2011, the Board of Directors adopted a policy providing that if any proposed nominee receives a greater number of votes "withheld" from his or her election than votes "for" such election, then such nominee is expected to offer to resign. The Governance, Nominating and Compensation Committee will review any such offer of resignation and make a recommendation to the Board. The Board will determine whether to accept the resignation and will announce its decision within 90 days following the shareholders' meeting. If the Board rejects the offer, it will disclose the reasons why. If the Board accepts the offer, it may appoint a new director to fill the vacancy.

        Management of the Company recommends that shareholders vote FOR the election of the individuals set forth in the table below as directors of the Company. Unless directed otherwise, the persons designated in the accompanying form of proxy intend to vote FOR the election of the proposed nominees.

        The table below sets forth information regarding the proposed nominees for election as directors (all of whom have agreed to stand for election) together with their municipality of residence, year in which they joined the Board, their independence status, areas of expertise, principal occupation(s) during the five preceding years and Board Committee memberships, as well as other public, private and not-for-profit affiliations. Also set forth are the number of common shares, warrants and stock options held as of March 28, 2012.

Director	Profile

Steven R. Berlin, 67 Tulsa, Oklahoma, USA Shares: 57,000 Options: 82,500

Mr. Berlin is a director of Orchids Paper Products, an AMEX listed company. At the end of 2005, Mr. Berlin retired from his position as Vice-President of KFOC where he worked part-time for two years following four years of full-time work as Vice-President and Chief Financial Officer. Prior to joining KFOC, Mr. Berlin taught at the University of Tulsa for three years where he also served a year as acting associate Dean of the College of Business and acting Director of the School of Accounting. Before joining the University of Tulsa, Mr. Berlin spent 25 years with Citgo Petroleum Corporation, where he retired as Senior VP Finance and Administration and Chief Financial Officer. Mr. Berlin has a Bachelor's degree from Duquesne University, a Master of Business Administration from the University of Wisconsin Madison and has completed the Executive Management program at Stanford University.

 Areas of Expertise: Finance, metals and mining, executive management, audit and accounting

 NAP Board Details:
      •  Director since February 2001
      •  Committees: Audit Committee (Chair); Governance, Compensation and Nominating Committee
      •  Meets share ownership guidelines
      •  Independent
Other Public Company Boards: Orchids Paper Products

William J. Biggar, 59 Toronto, Ontario, Canada Shares: 176,452 Options: 1,600,000
Mr. Biggar is an accomplished businessman with extensive experience in mining and in a broad range of industries. He has served as a Senior Vice-President of Barrick Gold Corporation and Horsham Corporation, as well as Executive Vice-President of Magna International and President and CEO of MI Developments. Mr. Biggar also has over 12 years of experience as an investment banker and private equity investor. A Chartered Accountant, he holds Master of Business Administration and Bachelor of Commerce (with distinction) degrees from the University of Toronto.

 Areas of Expertise: Metals and mining, executive management, finance

 NAP Board Details:
      •  Director since October 2008
      •  Committees: Attends Committee meetings as an observer on invitation of the Committee Chair
      •  Meets share ownership guidelines
      •  Not independent (member of management)
Other Public Company Boards: Silver Bear Resources Inc. and Primaris Retail REIT

Director	Profile

C. David A Comba, 68 Burlington, Ontario, Canada Shares: 25,500 Options: 107,500

Mr. Comba has over four decades of experience as an exploration advocate and senior mining executive. As Chief Exploration Geologist of Falconbridge Limited in Sudbury, Ontario, he led the team that discovered the high-grade footwall deposit that allowed the Thayer Lindsley mine to go into production. Prior to its takeover by Kinross Gold Corporation, Mr. Comba was Vice-President, Exploration of Falconbridge Gold Corporation. Following the takeover, he became President and Chief Executive Of ficer of Pentland Firth Venture Ltd., a Kinross-controlled junior gold exploration company listed on the TSX. Pentland's work added the first couple of million ounce resource to the Hammond Reef property Atikokan, Ontario. Mr. Comba was Director of Issues Management with the Prospectors and Developers Association of Canada from 1998 to 2005, during which time he led the successful lobby effort for the re-introduction of enhanced or "super" flow-through shares. Mr. Comba has Bachelor's and Master's degrees in geology from Queen's University in Kingston, Ontario.

 Areas of Expertise: Metals and mining, mineral geology

 NAP Board Details:
      •  Director since March 2006
      •  Committees: Technical, Environment, Health and Safety Committee (Chair); Audit Committee
      •  Meets share ownership guidelines
      •  Independent
Other Public Company Boards: First Nickel Inc., Cogitore Resources Inc. and Regent Pacific Group Ltd.

André J. Douchane, 61 Picton, Ontario, Canada Shares: 15,500 Options: 191,000

Mr. Douchane is a seasoned mining executive with over 40 years of experience in the mining industry with a solid track record of successfully bringing development projects into production. He is currently the Chief Executive Officer of THEMAC Resources Group Ltd., a Vancouver-based resource company focused on exploring and developing natural resource properties. He previously held senior positions with several precious and base metal international mining companies including President and Chief Executive Officer of Starfield Resources Inc., President and Chief Executive Officer of North American Palladium Ltd., President and Chief Operating Officer of Chief Consolidated Mining Co., and Vice President, Operations of Franco and Euro-Nevada (formerly Newmont Mining Corporation). Mr. Douchane holds a Bachelor's degree in Mining Engineering from the New Mexico Institute of Mining and Technology and is a graduate of the Executive Business Program at the Kellogg School of Business in Toronto.

 Areas of Expertise: Metals and mining, mine engineering, executive management

 NAP Board Details:
      •  Director since April 2003
      •  Committees: Technical, Environment, Health and Safety Committee
      •  Meets share ownership guidelines
      •  Independent
Other Public Company Boards: Klondex Mines Limited

Robert J. Quinn, 56 Houston, Texas, USA Shares: 21,000 Options: 107,500

A founding partner of the Houston mining transactional law firm Quinn & Brooks LLP, Mr. Quinn has over 30 years of legal and management experience, including as Vice President and General Counsel for Battle Mountain Gold Company. He has extensive experience in M&A transactions, corporate governance, public disclosure, governmental affairs, environmental law and land management. Mr. Quinn has a Bachelor of Science degree in Business Administration from the University of Denver, a Juris Doctorate degree from the University of Denver College of Law and has completed two years of graduate work in mineral economics at the Colorado School of Mines.

 Areas of Expertise: Metals and mining, law, mineral economics

 NAP Board Details:
      •  Director since June 2006
      •  Committees: Technical, Environment, Health and Safety Committee; Audit Committee
      •  Meets share ownership guidelines
      •  Independent
Other Public Company Boards: Formation Metals Inc., Mercator Minerals Ltd. and Great Western Minerals Group Ltd.

Director	Profile

Greg J. Van Staveren, 51 Etobicoke, Ontario, Canada Shares: 48,500 Options: 107,500
Since September 2001, Mr. Van Staveren has been the President of Strategic Financial Services, a private company providing business advisory services. During this period he has sat on the board of a number of publicly traded companies. Mr. Van Staveren is a Chartered Accountant and a Certified Public Accountant and holds a Bachelor of Math (Honours) degree from the University of Waterloo. From February 1998 until September 2001, Mr. Van Staveren was the Chief Financial Officer of MartinRea International Inc (MRE-TSX), and prior to that he was partner in the mining group of KPMG, which he joined in 1980, and where he provided accounting, and advisory services to his clients.

 Areas of Expertise: Metals and mining, finance, audit and accounting

 NAP Board Details:
      •  Director since February 2003
      •  Committees: Governance, Compensation and Nominating Committee (Chair); Audit Committee
      •  Meets share ownership guidelines
      •  Independent
Other Public Company Boards: MacMillian Minerals Inc.

William J. Weymark, 58 West Vancouver, British Columbia, Canada Shares: 21,700 Options: 102,500
Mr. Weymark is President of Weymark Engineering Ltd., a Company providing consulting services to businesses in the private equity, construction and resource sector. He is also a director of the VGH & UBC Hospital Foundation Board, and several private companies. Mr. Weymark is also a Member of the Industry Advisory Committee for the Norman B. Keevil Institute of Mining Engineering at the University of British Columbia. Until June 2007, Mr. Weymark was President and CEO of Vancouver Wharves/BCR Marine, a transportation firm located on the west coast of British Columbia. Prior to joining Vancouver Wharves in 1991, Mr. Weymark spent 14 years in the mining industry throughout western Canada working on the start-up and operation of several mines. Mr. Weymark is a Professional Engineer and holds a Bachelor of Applied Science in Mining and Mineral Process Engineering from the University of British Columbia and is a graduate of the Institute of Corporate Directors', Directors Education Program.

 Areas of Expertise: Metals and mining, executive management

 NAP Board Details:
      •  Director since January 2007
      •  Committees: Governance, Compensation and Nominating Committee; Technical, Environment, Health and Safety Committee
      •  Meets share ownership guidelines
• Independent

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

        Mr. Berlin was a director of Ozark Airlines, Inc., doing business as Great Plains Airlines, Inc., which filed a voluntary bankruptcy petition under Chapter 11 of the United States Bankruptcy Code on January 23, 2003. Mr. Berlin resigned from the board of directors of Ozark Airlines on December 14, 2004. Ozark Airlines filed a motion to convert the bankruptcy to Chapter 7, which was granted on March 11, 2005.

        Mr. Biggar was a director of Mosaic Group Limited from October 1995 to May 2002. In December 2002, Mosaic Group Limited filed for protection from its creditors under the Companies' Creditor Arrangement Act (Canada). Mr. Biggar was also a director of Cabletel Ltd. from June 2001 to November 2003. In June 2004, Cabletel Ltd. filed a proposal under the Bankruptcy and Insolvency Act (Canada).

        Mr. Comba was a director of Black Pearl Minerals Consolidated Inc. from December 1998 to April 2004. In July 2002, the Ontario Securities Commission ("OSC") issued a cease trading order against Black Pearl for failing to meet its continuous disclosure obligations, which order was revoked on October 3, 2002. A second cease trading order was issued by the OSC on February 3, 2004 for failure to file financial statements, which order was revoked on February 18, 2004.

        Mr. Quinn is a director of Mercator Minerals Ltd. On November 8, 2011, an order was issued by the United States Securities and Exchange Commission revoking the registration of Mercator's common shares in the United States for failing to file periodic reports. On November 8, 2011, the Company filed a Form 40-F registration statement with the Securities and Exchange Commission to re-register Mercator's common shares in the United States. The Form 40-F registration statement became effective on January 9, 2012.

3.     Appointment and Remuneration of Auditors

        KPMG LLP, Chartered Accountants ("KPMG") have been the auditors of the Company since June 23, 2004. It is proposed that KPMG be reappointed as the auditors of the Company to hold office until the next annual meeting of shareholders and that the Board be authorized to fix their remuneration.

        Unless directed otherwise, the persons designated in the accompanying form of proxy intend to vote FOR the appointment of KPMG as auditors of the Company until the next annual meeting of shareholders and to authorize the Board to fix their remuneration. The appointment of auditors, to be effective, must be approved by a majority of the votes cast in person or represented by proxy at the Meeting.

4.     Other Matters

        Management is not aware of any other matters to come before the Meeting other than those set out in the attached Notice. If other matters come before the Meeting, it is the intention of the persons named in the form of proxy to vote in accordance with their best judgment on such matters.

REPORT ON EXECUTIVE COMPENSATION

Compensation Committee Report

        An overriding goal for the Company is to create value for shareholders. NAP's approach to executive compensation reflects this goal and is designed with the following objectives in mind:

  1.
  Aligning the interests of executives with the short and long term interests of shareholders.

  2.
  Linking executive compensation to the performance of both the Company and the individual.

  3.
  Emphasizing variable compensation to reinforce pay for performance through achievement of current year corporate objectives and progressing longer term strategies.

  4.
  Compensating executives at a level and in a manner that ensures NAP is capable of attracting, motivating and retaining qualified personnel.

        To achieve these objectives, the Company's compensation plan consists of three components:

  1.
  Base Salary;

  2.
  Short Term Incentives; and

  3.
  Long Term Incentives.

        The sum of these three key compensation components equals total direct compensation. Approximately two thirds of the target total direct compensation is performance-based, which ties total direct compensation to achievement of current year corporate objectives and progressing longer term strategies. In 2011, good progress was made on the Company's development projects, however stock price performance and performance at Sleeping Giant fell short of expectations. Although the individual performance of our executives met 2011 performance objectives on a number of fronts, total direct compensation for the Named Executive Officers for 2011 reflects the challenges faced. The Governance, Nominating and Compensation Committee

(the "Committee") recommended to the Board that no increases be made to the Named Executive Officers' base salaries for 2012 and significantly reduced short term incentives paid in 2011 compared to the previous year. The Board accepted the recommendations and short term performance incentives earned were, on average, approximately 30% of target levels. The Committee concluded that executives should receive long-term incentive grants in recognition of (i) certain notable achievements in 2011 in progressing the corporation's long term strategy to become a mid-tier precious metals producer, particularly with respect to the expansion of the Lac des Iles mine, and (ii) the importance of retaining key personnel in a competitive marketplace, particularly while the Company strives to complete two important development projects in 2012. See "Compensation of Named Executive Officers" below.

        NAP's approach to executive compensation is described in greater detail below under "Compensation Discussion and Analysis". We believe that our approach has been applied in a consistent manner and continues to support our goal of creating significant value for our shareholders.

Role of the Governance, Nominating and Compensation Committee

        In 2011, the Committee was comprised of Messrs. Van Staveren (Chair), Berlin, and Weymark.

        One of the roles of the Committee is to undertake periodic, independent reviews of market conditions to ensure that the executive officers of the Company are paid competitively relative to other comparable participants in the industry. When deemed necessary, the Committee may call upon outside resources to assist with these reviews and to ensure that the comprehensive executive compensation packages available to executive officers are sufficient, without being excessive, to retain the existing compliment of executive officers and to recruit others into this group as an integral part of facilitating and sustaining the advancement of the Company's strategic objectives and its ongoing operations. Similarly, the Committee reviews and ensures that the directors' compensation packages are competitive in light of the responsibility and the time commitment required from directors relative to other comparable participants in the industry. Based on such reviews, the Committee makes recommendations to the Board with respect to changes to executive compensation and director compensation. For more information regarding this Committee, see "Statement of Corporate Governance Practices — Governance, Nominating and Compensation Committee" in this Circular.

        In assessing 2011 performance and determining appropriate compensation levels, the Committee considered, among other things: safety record across the organization, operating performance at the Company's two mines, timeline and capital costs associated with development projects, consolidated performance of the Company, stock price performance and individual objectives. The Committee also considered the impact of the loss of one executive officer and the desire to retain the other four members of the executive team.

Compensation Benchmarking Study

        In 2011, Mercer (Canada) Limited ("Mercer") was retained as an advisor to the Committee to complete a market review of the current compensation levels of the individuals who served in the capacity of President and Chief Executive Officer, the Vice President, Finance and Chief Financial Officer and the other three most highly compensated executive officers of the Company who served in such capacities during the year ended December 31, 2011 and whose total salary and bonus, individually, exceeded $150,000 (collectively, the "Named Executive Officers" and each a "Named Executive Officer"), and the Company's non-executive directors relative to a comparator group of Canadian mining companies.

        Although Mercer provides advice to the Committee, the decisions reached by the Committee may reflect factors and considerations other than the information and findings provided by Mercer.

        In 2011, the scope of Mercer's service was limited to supporting the Committee's compensation review, and Mercer was not involved in business development or other activities with the Company. The following table provides the fees paid by the Company for services rendered by Mercer in 2011 and 2010(1):

Type of Service Provided	2011	2010
Executive Compensation-Related Fees	$17,000	$17,000
All Other Fees	Nil	$13,000	(2)

Total Annual Fees:	$17,000	$30,000

(1)
The table does not include fees paid to Marsh Canada Limited (an affiliate of Mercer) for insurance brokerage services. In 2011, the Company paid Marsh Canada Limited $1,505,881 for insurance brokerage services, and in 2010 the Company paid Marsh Canada Limited $1,349,583 for insurance brokerage services.

(2)
In 2010, Mercer was retained to conduct a review of Board compensation.

        In selecting the comparator group, the Committee sought to select a group comprised primarily of mid-tier TSX listed mining companies with a Canadian head office, a focus on palladium or gold production, less than three operating and/or near-term production mines, comparable revenue and a market capitalization of less than $2 billion. The 11 peer companies chosen for comparison were: Alamos Gold Inc., AuRico Gold Inc. (formerly Gammon Gold Inc.), Aurizon Mines Ltd., Dundee Precious Metals Inc., Eastern Platinum Ltd., Golden Star Resources Ltd., Great Basin Gold Ltd., Jaguar Mining Inc., Lake Shore Gold Corp., Northgate Minerals Corp. (pre-acquisition by AuRico Gold Inc.) and Stillwater Mining Co (the "comparator group"). Mercer compared the Company's compensation for its executive officers against the comparator group and provided its findings in an executive compensation review dated December 14, 2011.

Compensation Discussion and Analysis

Objectives of Compensation Strategy

        The primary focus of the Company's compensation strategy is to provide a comprehensive executive compensation package designed to attract and retain executive officers while taking into consideration the overall strategies and objectives of the Company. The compensation strategy also recognizes the importance of balancing the financial interests and objectives of executive officers and other members of senior management with the financial interests and objectives of shareholders.

        The Company's compensation policy in respect of executive compensation emphasizes incentive compensation linked to business success and features three major measurement indicia:

  1.
  Performance of the Company;

  2.
  Performance of the employee; and

  3.
  Compensation paid to employees with similar responsibilities and experience in comparable companies.

        The performance of the Company is evaluated by comparing its performance against targeted performance for a given period and by ascertaining whether the Company met its objectives. The performance of the employee is measured by evaluating his contribution to the performance of the Company in respect of corporate objectives as well as role specific objectives and leadership factors. The amount of bonuses paid to the Named Executive Officers for 2011 was based on each Named Executive Officer's performance against his STIP objectives. See "Short Term Incentives" below. With respect to executive compensation, significant emphasis is placed on awarding a proper compensation mix, including cash remuneration in the form of competitive base salaries and annual bonuses and long-term incentives in the form of stock options and RSUs.

Elements of Executive Compensation

        Compensation of our Named Executive Officers includes the following components:

  •
  Base Salary;

  •
  Short Term Incentives; and

  •
  Long Term Incentives.

        The Committee believes these elements of compensation, when combined, form an appropriate mix of compensation. These elements provide competitive salary, link the majority of our executives' compensation to corporate and individual performance (which induces and rewards behaviour that creates long-term value for shareholders and other stakeholders), and encourage retention with time-based vesting attached to long-term equity-based incentives.

        The compensation mix between base salary and at-risk pay (short-term and long-term incentives), and the balance between short-term (paid in cash) and long-term incentives (paid in stock options and RSUs), are designed to ensure that executive officers do not take inappropriate or excessive risks in the performance of their duties. Before recommending the compensation mix to the Board, the Committee undertakes an annual review of the compensation policies and programs and considers the implications of the risks associated with such policies and programs. Based on its most recent review, the Committee did not identify any risks from the compensation policies and practices that are reasonably likely to have a material adverse effect on the company. In addition to the Committee's recommendations, the Board reviewed and considered the results from Mercer's market review of compensation programs and practices, including the compensation mix of the comparator group.

        In 2011, the mix of total direct compensation payable to our Named Executive Officers was as follows:

Base Salary

        On an individual basis, annual base salaries are reviewed for each Named Executive Officer and adjusted where it is deemed necessary. In order to ensure that base salaries are competitive relative to similar positions within the mining industry in Canada, industry salary surveys are reviewed. Other considerations taken into account when examining base salaries include years of experience, the contribution which the Named Executive Officer can make and has made to the success of the Company, the level of responsibility and authority inherent in the Named Executive Officer's job and leadership qualities of the individual.

        Mercer's report found that the annual base salaries of the Company's Chief Executive Officer and the Chief Financial Officer were positioned in the 25th percentile of the comparator group, and the annual base salary of the Company's Vice President and Chief Operating Officer was competitive relative to the median of the comparator group. Though Mercer was not able to identify functionally-matched positions in the comparator group for the Company's Vice President Corporate Development, General Counsel and Corporate Secretary (who is also responsible for the Company's human resources functions), the annual base salary was found to be low relative to the third ranked Named Executive Officers of the comparator group and high relative to the fourth ranked Named Executive Officers. In recommending base salary adjustments for Named Executive Officers for 2012, the Committee gave some consideration to internal equity in the manner in which the Company's Vice Presidents are compensated. Notwithstanding the considerable achievements of the Named Executive Officers in 2011, due to poor stock price performance the Committee determined that salary increases for Named Executive Officers would not be appropriate for 2012.

Short Term Incentives

        The Company has a short term incentive plan ("STIP") developed by the Committee and approved by the Board, pursuant to which the Named Executive Officers are eligible for an annual bonus calculated as a percentage of their annual base salary if certain performance criteria prescribed by the STIP are satisfied. Short term incentives for Named Executive Officers are based on two factors, namely (i) the achievement of specific corporate objectives and (ii) the executives' individual performance. In 2011, the weighting for each element was 60% and 40% respectively for the Chief Executive Officer, 50% and 50% respectfully for the Vice President and Chief Operating Officer and the Vice President, Exploration and Development, and 40% and 60% respectfully for the Chief Financial Officer and the Vice President Corporate Development, General Counsel and Corporate Secretary. The evaluation of NAP's corporate performance is based on its achievement of various specific targets such as cash flow from operations, share price performance, production goals and meeting capital expenditure budgets. The individual performance component is more subjective and is based on individual goals established at the beginning of the year for each executive, which are linked to the achievement of the Company's goals.

        NAP's incentive compensation policy provides for targets for short term incentive compensation as a percentage of base salary of 100% for the Chief Executive Officer, 60% for the Vice President and Chief Operating Officer and 50% for the remaining Named Executive Officers. These targets are then multiplied by a performance factor (ranging from 1 to 1.5) to arrive at a final bonus as a percentage of salary. The performance factor is designed to provide the flexibility to recognize exceptional performance of an executive and is determined by the Compensation Committee with respect to the Chief Executive Officer and jointly by the Compensation Committee and the Chief Executive Officer for the remaining Named Executive Officers. The performance factor, together with the targets, create a limit (the "maximum permissible bonus") on the annual incentive compensation as a percentage of base salary of 150% of base salary for the Chief Executive Officer, 90% of base salary for the Vice President and Chief Operating Officer and 75% of base salary for the remaining Named Executive Officers. The following formula demonstrates how bonuses are calculated:

[(Corporate Component × X%) + (Individual Component × Y%)]
× Executive Target Percentage × Performance Factor
= Bonus as a Percentage of Salary
X and Y vary depending on the Executive's position, and equal 100%

        Mercer found that the total cash compensation (i.e. base salaries plus target short term or annual performance incentives) of the Company's Named Executive Officers was competitively positioned relative to the median of the market comparators other than the CEO. The CEO's base salary was found to be below the median but his target short term incentive as a percentage of base salary (100%) offset this finding as it was higher than the comparator group (66%), resulting in potential total cash compensation above the median of comparator group (assuming the maximum permissible bonus is paid in its entirety). The target short term incentives as a percentage of base salaries of the Company's other Named Executive Officers are slightly above the median of the comparator group.

        The three most significant performance factors underlying 2011 corporate objectives were production targets, cash costs per ounce and advancing the expansion of the Lac des Iles mine. Although the expansion of the Lac des Iles mine progressed well, corporate performance fell short of established targets due to the operating results at the Sleeping Giant mine and poor stock price performance.

        The role specific and leadership factors component of the 2011 STIP was determined based on objectives and relative weightings set by the Committee for each of the Named Executive Officers. Generally, the Named Executive Officers achieved strong results with regard to targeted individual performance objectives in 2011.

        Ultimately, the Committee uses its discretion at the end of the year when comparing actual achievements against the performance criteria prescribed by the STIP. The Committee believes that rigid formulas can occasionally lead to an unwarranted result that does not accurately reflect performance and believes that the experienced direction of the Board should be the ultimate determinant of final, overall compensation within the context of pre-determined guidelines. For instance, despite generally strong results on the individual objectives for the majority of the Named Executive Officers, the Committee concluded that the lower results on the corporate objectives should be given a greater rating than prescribed by the formula. See "Summary Compensation Table" in this Circular for actual bonus amounts paid to Named Executive Officers for 2011, as set out under the "Non-equity incentive plan compensation — Annual incentive plans" column of the table.

Long Term Incentives

        Long term incentives such as stock options and RSUs are a means of aligning the compensation of executive officers with the performance of the Company and the interests of shareholders. In determining whether to grant stock options or RSUs to an executive officer and in determining the number of stock options or RSUs granted, factors taken into consideration include the relative position of the individual executive officer, the contribution made by that officer during the review period, the number of stock options or RSUs previously granted and the resulting level of total compensation in relation to the Named Executive Officer's comparator group position. Executive officers may also participate in the Company's RRSP Plan (explained below), under which the Company makes matching contributions on behalf of the employee in, at the Company's discretion, cash, Common Shares issued from treasury, or a combination thereof. See also "Other Information — Equity Compensation Plans".

        Mercer found that the total direct compensation (i.e. total cash compensation plus three-year average long term incentives) of the Company's Named Executive Officers was competitively positioned at the median of the comparator group except for the Chief Operating Officer who was found to be in the 75th percentile of the comparator group. Mercer also noted in its report that the three-year average long term incentives as a percentage of base salaries of the Company's Named Executive Officers are competitive with the median of the comparator group, except for the Chief Executive Officer whose average long term incentive proportion (at 108%) was below the median of the comparator group (at 140%) and the Chief Operating Officer whose average long term incentive proportion (at 192%) was significantly higher than the median of the comparator group (at 112%) but this could be explained by the sign on equity grants he received upon joining the Company.

        While Named Executive Officers did not meet a number of their STIP performance objectives in 2011, the Committee believes that as a result of the work of the Names Executive Officers, the Company is well-positioned to outperform its peers over the next few years due to both exploration success and the advancement of the expansion of the Lac des Iles Mine, which are expected to increase production levels, decrease operating costs, and provide a pipeline for future growth. In addition, one of the five Named Executive Officers left the Company in 2011 and the Committee believes it is important to ensure retention of the remaining Named Executive Officers during this transformative period. The stock option grants recommended to and approved by the Board reflect these factors and the desire to align management interests with the interests of shareholders.

Managing Compensation-Related Risk

        The nature of the mining industry has caused the Board to adopt a conservative approach to risk management, and the compensation program has been structured in a way that reinforces this. The Committee provides risk oversight with respect to the Company's compensation program.

        The Company's compensation program is structured in a way that does not encourage excessive risk-taking by employees. Performance targets are designed to measure a mixture of financial and non-financial measures and to balance short term and longer term objectives. No single metric or objective can significantly impact executive compensation in a given year.

        A significant portion of executive compensation is variable or at risk because it is not guaranteed. The Company also has a maximum limit of one and a half (1.5) times target on payouts under the STIP.

        The Committee believes that all of the above helps to ensure that the Company's executive compensation program motivates executive officers without encouraging them to take inappropriate or excessive risk.

Performance Graph

        The following graph compares the total cumulative shareholder return for $100 invested in Common Shares on January 1, 2007 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index for the five most recently completed financial years. The total cumulative shareholder return for $100 invested in Common Shares was $29.43 compared to $106.69 for the S&P/TSX Composite Index and $114.86 for the S&P/TSX Global Mining Index.

	2006	2007	2008	2009	2010	2011

NAP Share Price (TSX)	$100.00	$41.04	$24.92	$41.38	$77.68	$29.43
S&P/TSX Composite Index	$100.00	$109.83	$73.58	$99.38	$116.87	$106.69
S&P/TSX Global Mining Index	$100.00	$125.90	$77.24	$119.98	$153.05	$114.86

        The S&P/TSX Composite Index is an index of the stock prices of the largest companies on the TSX as measured by market capitalization. Stocks included in this index cover all sectors of the economy, and the S&P/TSX Composite Index has traditionally been heavily weighted towards financial stocks. The S&P/TSX Global Mining Index is comprised of the world's leading mining companies with holdings and projects all over the globe. Stocks included in this index provide diverse geographic exposure to mining companies and broad exposure to metals and minerals. As such, it is difficult to directly compare our NEO compensation with the trends reflected in the graph above.

        The Company is of the view that compensation levels for the Named Executive Officers cannot and should not be directly compared to year over year relative share price performance. Global commodity prices, particularly the price of palladium, and general market conditions are significant factors affecting the Company's stock price and these are beyond the control of the Company's officers.

        The Company's executive compensation package is designed to attract and retain top quality managers for the longer term to manage and grow the business through both adverse and favourable economic cycles. In 2011, short-term incentives (cash bonuses) paid to our Named Executive Officers were lower than in 2009 and 2010 partially due to general market conditions, which were reflected in the Company's share price. In addition, a significant portion of Named Executive Officer compensation is based on long-term incentives with the ultimate value received tired directly to the Company's share price performance.

Compensation of Named Executive Officers

        The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for each of the past three fiscal years ended December 31 in respect of the Named Executive Officers.

Summary Compensation Table

Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)		Share- based awards(1) ($)	Option- based awards(2) ($)	Annual incentive plans(3) ($)	Long-term incentive plans ($)	All other compensation(4) ($)	Total compensation ($)
William J. Biggar President & Chief Executive Officer	2011 2010 2009	525,000 500,000 500,000		Nil Nil Nil	574,424 801,000 103,500	100,000 400,000 475,000	Nil Nil Nil	32,340 15,135 15,562	1,231,764 1,716,135 1,094,062
Jeffrey A. Swinoga Vice President, Finance & Chief Financial Officer	2011 2010 2009	285,000 270,000 121,673	(5)	Nil Nil Nil	287,212 333,750 437,750	40,000 90,000 40,000	Nil Nil Nil	22,051 10,272 6,655	634,263 704,022 606,078
Trent C. A. Mell Vice President, Corporate Development, General Counsel & Corporate Secretary	2011 2010 2009	285,000 260,000 220,000		Nil Nil Nil	287,212 333,750 310,500	40,000 90,000 90,000	Nil Nil Nil	21,804 9,665 9,337	634,016 693,415 629,837
Michel F. Bouchard Vice President, Exploration & Development	2011 2010 2009	241,885 260,000 141,541	(6) (5)	Nil Nil Nil	Nil 333,750 51,750	Nil 115,000 45,000	Nil Nil Nil	14,066 8,051 9,328	255,951 716,801 247,619
Gregory R. Struble Vice President & Chief Operating Officer	2011 2010	350,000 25,353	(5)	Nil 300,000	459,539 934,500	100,000 Nil	Nil Nil	21,735 247	931,274 1,260,100

(1)
The "Share-based Awards" figures reflect the grant date fair value of RSUs granted under the Company's RSU Plan. Grant date fair value for each RSU is equivalent in value to the fair market value of the weighted average trading price per Common Share on the TSX for the five trading days immediately preceding the date of the grant, and adjusted to reflect changes in market value until the date of redemption.

(2)
The "Option-based Awards" figures reflect the fair value of options granted in January 2012 for the year ended December 31, 2011 in accordance with the Company's Stock Option Plan on the grant date. The fair value of these options on their grant date are calculated by using the Black-Scholes option valuation model. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Common Share price, expected dividend yield, and risk-free interest rate. The Company assigns an exercise price equivalent to the value of one Common Share on the TSX on the date immediately preceding the date of the grant. The assumptions used in the valuation are based on an actual term of five years and a vesting period of three years. IFRS 2 requires recognition in the Company's financial statements of an expense for option awards using the fair value method of accounting. Under this method, the fair value of an award at the grant date is amortized over the applicable vesting period and recognized as a compensation expense.

(3)
The "Annual incentive plans" figures reflect the bonuses paid to each Named Executive Officer in January 2012 based on his performance against the 2011 STIP targets (see "Compensation Discussion and Analysis — Elements of Compensation").

(4)
Consists of premiums paid for life insurance, RRSP contributions, and fitness benefits for Named Executive Officers.

(5)
Compensation is not for a full year of service. Mr. Swinoga joined the Company July 20, 2009, Mr. Bouchard on May 26, 2009 and Mr. Struble on December 6, 2010. Mr. Struble's total compensation includes sign-on share and option based awards granted at the time he joined the Company.

(6)
Compensation is not for a full year of service. Mr. Bouchard resigned from his position with the Company effective November 4, 2011. His annual salary for 2011 was $285,000.

Outstanding Share-based Awards and Option-based Awards

        The following table sets forth the options to purchase securities of the Company and RSUs of the Company granted to Named Executive Officers outstanding as at December 31, 2011.

						Share-based Awards(2)
	Option-based Awards(1)
								Market or payout value of vested share based awards not paid or distributed ($)
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(3) ($)	Number of RSUs that have not vested (#)	Market or payout value of RSUs that have not vested(4) ($)
William J. Biggar	500,000 300,000 50,000 750,000		2.80 6.24 3.22 2.20	Jan. 18, 2017 Dec. 7, 2015 Dec. 7, 2017 Sept. 30, 2016	Nil Nil Nil 307,500	Nil	N/A	N/A
Jeffrey A. Swinoga	250,000 125,000 25,000 200,000		2.80 6.24 3.22 2.85	Jan. 18, 2017 Dec. 7, 2015 Dec. 7, 2017 July 19, 2017	Nil Nil Nil Nil	Nil	N/A	N/A
Trent C. A. Mell	250,000 125,000 150,000 10,000 30,000 30,000		2.80 6.24 3.22 5.22 6.47 10.18	Jan. 18, 2017 Dec. 7, 2015 Dec. 7, 2017 Jun. 9, 2016 May 21, 2016 Apr. 15, 2015	Nil Nil Nil Nil Nil Nil	Nil	N/A	N/A
Michel F. Bouchard	41,667 16,667 330,000	(5)	6.24 3.22 3.03	Nov. 5, 2012 Nov. 5, 2012 Nov. 5, 2012	Nil Nil Nil	Nil	N/A	N/A
Gregory R. Struble	400,000 350,000		2.80 6.24	Jan. 18, 2017 Dec. 7, 2018	Nil Nil	32,031	83,601	41,799

(1)
The "Option-based Awards" figures represent all options awarded to Named Executive Officers under the Stock Option Plan outstanding as at December 31, 2011, including options awarded in January 2012 for performance in 2011.

(2)
Includes all RSUs awarded to Named Executive Officers under the RSU Plan outstanding as at December 31, 2011.

(3)
The "Value of unexercised in-the-money options" figures reflect the aggregate dollar amount of in-the-money unexercised options that are either vested or unvested held at the end of the year. The amount is calculated based on the difference between the price per Common Share at the close of business on the TSX on December 31, 2011, which was $2.61, and the exercise price of the option.

(4)
The "Market or payout value of share-based awards that have not vested" figures reflect the aggregate market value or payout value of RSUs that have not vested, based on the closing price of Common Shares on the TSX on December 31, 2011.

(5)
These options were granted to Mr. Bouchard while he was President and CEO of Cadiscor Resources. Upon completion of the Cadiscor acquisition by NAP, Mr. Bouchard's options were converted into NAP options at the approved exchange rate.

Incentive Plan Awards — Value Vested or Earned During 2011

        For the year ended December 31, 2011, the following table sets forth for each Named Executive Officer the value that would have been realized if the options granted under the Stock Option Plan had been exercised on their vesting date, the value for RSUs had they been exercised on their vesting date and the value earned under non-equity incentives (i.e. STIP).

Name	Option-based Awards — Value vested during the year(1) ($)	Share-based Awards (RSUs) — Value vested during the year(2) ($)	Non-equity incentive plan compensation — Value earned during the year(3) ($)
William J. Biggar	120,000	Nil	100,000
Jeffrey A. Swinoga	171,336	Nil	40,000
Trent C. A. Mell	Nil	139,767	40,000
Michel F. Bouchard	Nil	Nil	Nil
Gregory R. Struble	Nil	50,447	100,000

(1)
Figures represent the value that would have been realized from all options vested during 2011, calculated based on the difference between the closing price of Common Shares on the TSX on the date of vesting and the exercise price of the option.

(2)
Figures represent the value realized for RSUs that vested during 2011, calculated based on the VWAP of Common Shares on the TSX for the 5 days preceding the grant date.

(3)
Figures represent the bonuses paid to each Named Executive Officer in January 2012 based on his performance against the 2011 STIP targets. See "Annual Incentive Plans" in Summary Compensation Table above.

Employment Contracts and Termination and Change of Control Entitlements

        The Company entered into employment agreements with each of the Named Executive Officers. Generally, the employment agreements provide the position, term and duties of each Named Executive Officer. The agreements contain non-solicitation covenants in favour of the Company during the term of the Named Executive Officer's employment and for a period of one year thereafter. The employment agreements also provide that the Company shall pay each Named Executive Officer an annual base salary, the right to participate in all health, dental and other benefit plans of the Company, the right to participate in the Company's STIP and the right to receive stock options or RSUs upon approval from the Board. Pursuant to the STIP, the Named Executive Officers are eligible to receive a performance bonus in accordance with the Committee's compensation policy. The amount of any such performance bonus and the related performance criteria are determined from time to time by the Committee and are subject to approval by the Board. See "Compensation and Analysis — Elements of Compensation — Short Term Incentives" in this Circular.

        Pursuant to Mr. Biggar's employment agreement with the Company dated September 14, 2008 (effective October 1, 2008), as amended January 11, 2011, in the event that the Company terminates Mr. Biggar's employment without cause or Mr. Biggar terminates his employment for "Good Reason" as defined below, Mr. Biggar shall receive (i) an amount equal to his base salary, plus an amount equal to the average of the annual bonus paid to him by the Company for each of the two calendar years immediately preceding the date of termination, for 24 months, (ii) an amount equal to the Company's cost for maintaining his benefits for 24 months, and (iii) his entitlements in accordance with the terms of his options. In the event that the Company terminates Mr. Biggar's employment following a change of control, the entitlements are based on a 30 month period instead of a 24 month period. In the event of a change of control, all unvested share and option-based awards held by Mr. Biggar at such time shall immediately vest and become exercisable.

        Pursuant to the other Named Executive Officer employment agreements with the Company, in the event that the Company terminates their employment without cause or they terminate their employment for "Good Reason" (as defined below), they shall receive (i) an amount equal to base salary, plus an amount equal to the average of the annual bonus paid by the Company for each of the two calendar years immediately preceding the date of termination for 12 months, (ii) an amount equal to the Company's cost for maintaining their benefits for 12 months, and (iii) entitlements in accordance with the terms of their options. In the event that the Company terminates a Named Executive Officer's employment following a change of control, entitlements are based on an 18 month period instead of a 12 month period. In the event of a change of control, all unvested share and option-based awards held at such time shall immediately vest and become exercisable.

        "Good Reason" is defined as (i) any material change in the duties, responsibilities, authority or status of the executive, (ii) certain reductions to the annual compensation entitlements of the executive, (iii) any material breach or non-observance by the Company of a material provision of the employment agreement between the Company and the executive that has not been rectified within a certain time period, (iv) written notice from an executive of his departure within six months of a change of control of the Company, and (v) any other reason which would be considered to amount to constructive dismissal by a court of competent jurisdiction.

        Mr. Bouchard resigned voluntarily in November 2011. As such, he did not receive any severance payments.

Termination of Employment Without Cause/Resignation for Good Reason

        The table below sets out the estimated incremental payments due to each Named Executive Officer upon a termination without cause or a resignation for Good Reason, assuming that it took place on December 31, 2011.

	Base Salary	Bonus	Option-Based Awards	All Other Compensation	Total
William J. Biggar	1,000,000	875,000	Nil	30,250	1,905,250
Jeffrey A. Swinoga	270,000	90,000	Nil	10,250	370,250
Trent C. A. Mell	260,000	90,000	Nil	9,650	359,650
Gregory R. Struble	350,000	210,000	Nil	12,350	572,350

Termination of Employment Upon a Change of Control

        The table below sets out the estimated incremental payments due to each Named Executive Officer upon a change of control, assuming that it took place on December 31, 2011.

	Base Salary	Bonus	Option-Based Awards	All Other Compensation	Total
William J. Biggar	1,250,000	1,093,750	1,489,850	38,850	3,872,450
Jeffrey A. Swinoga	405,000	135,000	681,100	15,400	1,236,500
Trent C. A. Mell	390,000	135,000	458,000	14,500	997,500
Gregory R. Struble	525,000	315,000	558,550	18,500	1,417,050

        Pursuant to their employment agreements, each of the Named Executive Officers has agreed that he will not, among other things, during the term of his employment and for a period of time thereafter, canvass or solicit the business of customers or prospective customers of the Company for a purpose which is competitive with a business of the Company or solicit the employment of employees of the Company. Each Named Executive Officer has also agreed to maintain the confidentiality of confidential information relating to the Corporation and its business.

 BOARD OF DIRECTORS COMPENSATION

Review of Director Compensation

        In 2010, Mercer compared the Company's compensation for its directors against compensation in the same comparator group used for the executive compensation review, and provided its findings and recommendations in a director compensation review report dated January 7, 2011. Also see section entitled "Board of Directors Compensation".

        Based on Mercer's findings, the total annual compensation (i.e. total cash and equity compensation) paid by the Company to non-executive directors was found to be competitive (i.e. at between 50% to 75%) with the total annual compensation paid to directors of the Company's comparator group. However, the equity compensation of the Company's directors was found to be in the bottom 25% of the comparator group while the annual cash retainers of the Company's directors was found to be at the top 25% of the comparator group.

        Based on Mercer's findings, the Committee recommended to the Board that cash compensation paid to non-executive directors be decreased for 2012 and that equity linked compensation, in the form of cash-settled restricted share units ("RSUs"), for directors be increased so as to be competitive at the median of the Company's comparator group. As a result, as of January 1, 2012, a minimum of 40% of directors' annual base retainer will be paid in the form of RSUs. For more information on the RSU Plan, see section entitled "Restricted Share Unit Plan".

        Due to the comprehensive review conducted by Mercer in early 2011, the Committee and the Board elected not to conduct a review of director compensation at the end of 2011 and instead decided to keep director compensation essentially unchanged in 2012. The only modification was to increase the meeting attendance fee from $1,000 to $1,500 per meeting and to dispense with the additional quarterly meeting fee of $1,000 for Audit Committee members.

Remuneration

        As an executive officer of the Company, Mr. Biggar is not compensated for his services as a director. The non-executive directors receive the following annual retainers and attendance fees for their services as directors:

	Fiscal year 2011 — Received	Fiscal year 2012 — Policy(1)
Director retainer (base)	$120,000 per year	$120,000 per year
Chairman (additional retainer)	$60,000 per year	$60,000 per year
Audit Committee chair (additional retainer)	$15,000 per year	$15,000 per year
Other Committee chair (additional retainer)	$7,500 per year	$7,500 per year
Meeting attendance fee	$1,000 per meeting	$1,500 per meeting
Audit Committee member (other than the chair) preparation fee	$1,000 per quarterly meeting to approve financial statements	$0 per quarterly meeting to approve financial statements

(1)
A minimum of 40% and a maximum of 60% of retainer must be paid in the form of cash settled RSUs.

        A minimum of 40% and a maximum of 60% of the annual retainer is paid in the form of RSUs, which vest immediately and may be exercised as to one-third on the date of the grant, one-third on the first anniversary and one-third on the second anniversary. Directors elect what additional percentage of the annual retainer above 40% (to a maximum of 60%) will be received as RSUs prior to December 31 of the previous year. The RSUs are priced at the volume weighted average price on the TSX for the five trading days immediately preceding January 1 of the new calendar year.

        All retainers are paid pro rata on a quarterly basis. Directors are also reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out their duties as directors of NAP. Any director who is required to travel a total of more than four hours per round trip in order to attend a meeting or series of meetings is entitled to a travel fee of $1,000 as compensation for the travel time. If a director is called upon to dedicate a significant amount of time in the performance of duties above and beyond those described in the Board and Committee mandates, the Board may approve additional compensation for the director provided that: (i) the compensation amount is approved in advance of the work being completed; and (ii) such compensation does not impair the director's independence, as the term is defined in National Instrument 52-110 — Audit Committees ("NI 52-110") and under the rules of the NYSE Amex.

Stock Ownership Guidelines

        The Board believes that the economic interests of directors should be aligned with those of shareholders. To achieve this, the Company's director compensation policy was revised for 2011 and now provides that directors are expected hold at least $150,000 in securities of NAP. The minimum holding requirement is calculated based on: (i) the actual price paid per Common Share acquired; and (ii) the grant value of RSUs. For purposes of transitioning from the 2010 $75,000 securities ownership requirement to the $150,000 requirement effective January 1, 2011, securities held as at January 1, 2011 are deemed to have been purchased at $6.79, being the "market price" (as defined in the TSX Company Manual) of the Common Shares on the TSX as of December 31, 2011. Unless the RSUs are expiring, directors may not exercise their RSUs if, after the exercise of the RSUs, their ownership of NAP securities would be less than $150,000. As of the Record Date, all of the directors have satisfied the ownership guidelines.

Compensation of Directors

        The following table sets forth all compensation provided to the Company's non-executive directors for the year ended December 31, 2011.

Director Compensation Table

Name	Fees earned ($)	Share-based awards(1) ($)	Option-based awards(2) ($)	All other compensation(3) ($)	Total ($)
André J. Douchane	$125,000	72,000	Nil	$1,000	$198,000
Steven R. Berlin	$107,000	48,000	Nil	$4,000	$159,000
C. David A. Comba	$107,500	48,000	Nil	$1,000	$156,500
Robert J. Quinn	$98,000	48,000	Nil	$4,000	$150,000
Greg J. Van Staveren	$105,500	48,000	Nil	$1,000	$154,500
William J. Weymark	$90,000	48,000	Nil	$3,000	$141,000

(1)
Includes all RSUs awarded under the RSU Plan outstanding as at December 31, 2011.

(2)
Includes all options under the Stock Option Plan outstanding as at December 31, 2011.

(3)
Reflects compensation for travel time in excess of four hours to attend Board and Committee meetings.

Outstanding Share-based Awards and Option-based Awards

        The following table provides information for all stock options and share-based awards granted to non-executive directors outstanding as at December 31, 2011:

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date((1))	Value of unexercised in-the-money options(2) ($)	Number of RSUs that have not vested (#)	Market or payout value of RSUs that have not vested ($)	Market or payout value of vested share based awards not paid out or distributed ($)
André J. Douchane	75,000 20,000 5,000 5,000 86,000	$ $ $ $ $	3.22 6.47 8.40 8.84 11.90	December 7, 2017 May 21, 2016 June 20, 2014 December 14, 2013 June 23, 2012	Nil Nil Nil Nil Nil	Nil	Nil	72,000
Steven R. Berlin	50,000 20,000 5,000 7,500	$ $ $ $	3.22 6.47 8.84 11.90	December 7, 2017 May 21, 2016 December 14, 2013 June 23, 2012	Nil Nil Nil Nil	Nil	Nil	48,000
C. David A. Comba	75,000 20,000 12,500	$ $ $	3.22 6.47 8.40	December 7, 2017 May 21, 2016 June 20, 2014	Nil Nil Nil	Nil	Nil	48,000
Robert J. Quinn	75,000 20,000 12,500	$ $ $	3.22 6.47 8.40	December 7, 2017 May 21, 2016 June 20, 2014	Nil Nil Nil	Nil	Nil	48,000
Greg J. Van Staveren	75,000 20,000 5,000 7,500	$ $ $ $	3.22 6.47 8.40 11.90	December 7, 2017 May 21, 2016 June 20, 2014 June 23, 2012	Nil Nil Nil Nil	Nil	Nil	48,000
William J. Weymark	75,000 20,000 7,500	$ $ $	3.22 6.47 8.87	December 7, 2017 May 21, 2016 January 14, 2015	Nil Nil Nil	Nil	Nil	48,000

(1)
Stock options were granted between June 23, 2003 and December 8, 2009. No stock options have been granted to non-executive directors since December 8, 2009.

(2)
The "Value of unexercised in-the-money options" figures reflect the aggregate dollar amount of (vested and unvested) in-the-money unexercised options held at the end of the year. The amount is calculated based on the difference between the closing price of the Common Shares on the TSX on December 31, 2011, which was $2.61, and the exercise price of the options.

Incentive Plan Awards — Value Vested or Earned During 2011

        The following table sets forth for each non-executive director the value that would have been realized if the options granted under the Stock Option Plan had been exercised on their vesting date and the value realized upon vesting of RSUs during the year ended December 31, 2011:

Name	Option-based Awards — Value vested during the year(1) ($)	Share-based Awards (RSUs) — Value vested during the year ($)
André J. Douchane	Nil	72,000
Steven R. Berlin	Nil	48,000
C. David A. Comba	Nil	48,000
Robert J. Quinn	Nil	48,000
Greg J. Van Staveren	Nil	48,000
William J. Weymark	Nil	48,000

(1)
Figures represent the value that would have been realized from all options vested during 2011, calculated based on the difference between the closing price of the Common Shares on the TSX on the date of vesting and the exercise price of the options.

 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

1.     Board of Directors

Independence from Management and Significant Shareholder

        A majority of the directors of the Company (six of seven), Messrs. Berlin, Comba, Douchane (Chairman), Quinn, Van Staveren and Weymark, are independent within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices ("NI 58-101"). Under National Instrument 58-101 a director is considered to be independent if he or she has no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's board of directors, be reasonably expected to interfere with the exercise of a member's independent judgement. In addition, certain individuals are deemed, for the purposes of NI 58-101, to have material relationships with the Company, including any individual who has been an employee or executive officer of the Company within the last three years.

        Mr. Douchane served as the Company's President and Chief Executive Officer from April 2003 until January 2006 and has not been employed by the Company in an executive capacity for over 6 years. Mr. Douchane is a seasoned mining executive with over 40 years of experience in the mining industry with expertise in mine engineering and executive management. Mr. Douchane was appointed non-executive Chairman of the Board effective January 2006. The role of the Chairman is to effectively manage and provide leadership to the Board. The specific responsibilities of the Chairman include providing advice, counsel and mentorship to the Chief Executive Officer and promoting the delivery of information to the members of the Board. The Chairman's responsibilities also include overseeing and presiding over meetings of the Board and presiding over meetings of the Company's shareholders.

        Mr. Biggar is not considered to be independent as he is also the President and Chief Executive Officer of the Company.

        In 2011, the Board held 13 meetings and the standing Committees held, in aggregate, 18 meetings throughout the year. The Board fosters independence from management of the Company by regularly excusing management at the end of most Board meetings to facilitate open and candid discussions. In 2011, the Board and the Audit Committee each held 4 in-camera session where only independent directors were present. The Board promotes the opportunity for leadership to be exercised by its independent directors by Committee chairman appointments and by providing independent directors with an opportunity to recommend agenda items for consideration at Board meetings. In addition, the Technical, Environment, Health and Safety Committee makes an annual mine site trip to review the operations and meet directly with mine site personnel. (See also "Orientation and Continuing Education" below.)

        Given the foregoing, the Board believes it is independent of management.

        The following describes the attendance records at Board and Committee meetings for each director in 2011.

Director	Board Meetings	Committee(1)	Committee Meetings
Steven Berlin	13 of 13	Audit Governance	4 of 4 2 of 2
William Biggar	13 of 13	Not applicable	Not applicable
David Comba	12 of 13	Audit Technical	4 of 4 4 of 4
André Douchane	13 of 13	Technical	3 of 4
Robert Quinn	13 of 13	Audit Technical	4 of 4 4 of 4
Gregory Van Staveren	13 of 13	Audit Governance	4 of 4 2 of 2
William Weymark	13 of 13	Governance Technical	2 of 2 4 of 4

(1)
"Audit" refers to the Audit Committee. "Technical" refers to the Technical, Environment, Health and Safety Committee. "Governance" refers to the Governance, Nominating and Compensation Committee.

2.     Mandate of the Board of Directors

        The Board's mandate is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for: reviewing the Company's overall business strategy and its annual business plan; identifying principal risks and implementation of systems to manage those risks; assessing management's performance against approved business plans and industry standards; appointing officers and reviewing succession planning; developing a communication policy for the Company's shareholders; and the integrity of internal control and management information systems. The Board has a written mandate, the full text of which is included in this Circular as Appendix A.

        Board meetings are held at least once per quarter, and at each meeting there is a review of the business of the Company. The frequency of meetings and the nature of the Board and Committee items considered vary depending on the activities and priorities of the Company. In 2011, the Board met 13 times.

3.     Interests of Directors in Competing Businesses

        From time to time, potential conflicts may arise to which the directors of the Company are subject in connection with the business and operations of the Company. The individuals concerned are governed in any conflicts, or potential conflicts, by applicable law and the Company's Code of Conduct (defined below). As of the date hereof, the following directors of the Company hold positions with other companies that explore for or produce platinum group metals or have other business interests, which may potentially conflict with the interests of the Company:

        In May 2004, Mr. Comba was appointed as a director of First Nickel Inc., TSX listed company. First Nickel is involved in the mining of nickel/copper with recoverable PGE's in Sudbury, Ontario and explores for similar nickel/copper deposits in north-eastern and south-eastern Ontario.

4.     Position Descriptions

        The Board has written descriptions of the duties of each of the Chairman of the Board and the President and Chief Executive Officer as well as written charters for each standing Committee. The chair of each Committee presides at all meetings of the committee, is responsible for ensuring that the work of the Committee is well organized and proceeds in a timely fashion and reports on the activities of the Committee to the Board.

The role and responsibilities of the chair of each committee of the Board is to effectively manage and provide leadership to the committee in the performance of its duties as set out in the committee's written charter.

5.     Orientation and Continuing Education

        The Governance, Nominating and Compensation Committee is responsible for overseeing the development and implementation of orientation programs for new directors and continuing education for all directors.

        New members to the Board will possess considerable knowledge of their duties and obligations as a director through their work experience and membership on boards of directors of other reporting issuers. The Committee is responsible for ensuring that new members are provided with the necessary information about the Company, its business and the factors that affect its performance.

        The Company maintains a collection of director orientation materials, which include a Board governance manual, the Board mandate and the mandates of the Board's committees. A copy of such materials is given to each director, is available of a board web portal and updated as required.

        As part of management's quarterly report to the Board, the General Counsel circulates materials and provides verbal updates to the Board on issues of importance, covering topics such as corporate governance, securities law, litigation precedents, fiduciary duties of directors, and developments specific to the mining industry. In addition, the Company provides extensive reports on all operations to the directors at each quarterly Board meeting and conducts site tours for the directors at a different mine site each year.

        The Committee conducts an annual assessment that addresses the performance of the Board, the Board's committees and the individual directors. These assessments help identify opportunities for continuing Board and director development.

6.     Ethical Business Conduct

        On January 12, 2010, the Governance, Nominating and Compensation Committee of the Board adopted a revised code of conduct for its employees, officers and directors (the "Code of Conduct"), a copy of which is available on the Company's website at www.nap.com. Under the Code of Conduct and the Company's Whistleblower Policy (as explained below), all employees, officers and directors are required to report complaints or concerns regarding accounting, internal controls and auditing matters, non-compliance with the Code of Conduct, and unethical or illegal behaviour.

        All of the Company's directors, officers and employees are expected to be familiar and comply with the Code of Conduct in the daily performance of their duties with the Company.

        The Company strives to foster a business environment that promotes integrity and deters unethical or illegal behaviour. The Code of Conduct sets out the guidelines and principles that govern the Company's business conduct, including the standards expected of individuals in protecting the Company's assets from improper use, safeguarding the Company's proprietary and confidential information, conducting business dealings in a manner that preserves the Company's integrity and reputation, and complying with all applicable laws.

        The Code of Conduct strongly encourages all individuals to make full and timely disclosure of any actual or potential conflicts of interest to provide an opportunity to obtain advice and to resolve actual or potential conflicts of interests in a timely and effective matter. In the case of directors and officers, the Code of Conduct requires any potential conflicts of interest to be disclosed in writing to the Board.

        Specific management representatives have been designated for each office and site for handling communications regarding non-compliance with the Code of Conduct and unethical or illegal behaviour. If a management representative concludes that a complaint or concern might be covered by the Company's Whistleblower Policy, the complaint or concern must be reported to the Company's General Counsel. Reports may also be made directly to the Company's General Counsel by telephone, in writing, by email or by confidential fax.

        The Board has adopted a Whistleblower Policy to provide employees of the Company with a process for disclosing complaints or concerns regarding perceived or suspected: (i) questionable accounting, internal controls or auditing processes, (ii) non-compliance with the Code of Conduct, and (iii) unethical or illegal behaviour. This Policy outlines the process for reporting a complaint or concern, as well as who will deal with complaints and how that complaint is expected to be handled. The Whistleblower Policy allows employees to report concerns anonymously through a website or by telephone via a toll free number, both of which are administered by an independent third party service provider. Complaints submitted to the third party service provider are communicated to the Chair of the Audit Committee, who will either refer the matter to the Company's General Counsel or to the Audit Committee if it relates to questionable accounting, internal controls or auditing processes.

7.     Board Committees

        The Board has three standing committees: the Audit Committee, the Governance, Nominating and Compensation Committee and the Technical, Environment, Health and Safety Committee. The duties and responsibilities of each of the Committees are described below.

        From time to time, ad hoc committees of the Board may be constituted to deal with special requirements of the Company.

Audit Committee

        The Committee is comprised of Messrs. Berlin (Chairman), Comba, Quinn and Van Staveren, all of whom are independent as such term is defined in NI 52-110 and are financially literate. Each of the members has the requisite qualifications to serve on the Audit Committee. Mr. Berlin has extensive finance and accounting experience, Mr. Van Staveren has received a CA and a CPA designation and was a former partner at KPMG, and each of Messrs. Comba and Quinn has had extensive management and board experience in the mining industry.

        The Audit Committee meets with the Company's auditors before the submission of audited annual financial statements to the Board and otherwise as deemed necessary. The Committee is responsible for assessing the performance of the Company's auditors and for reviewing the Company's financial reporting and internal controls. The Committee has adopted a charter, ratified by the Board, which describes the roles and responsibilities of the members of the Committee. The text of the Committee's charter can be found in the Company's annual information form for the year ended December 31, 2011 and is available on SEDAR at www.sedar.com.

        In 2011, the Audit Committee held four meetings.

        The aggregate fees charged to the Company by the external auditors for the years-ended December 31, 2011 and December 31, 2010 are as follows:

Nature of Services	Fees Paid to Auditor in Year-ended December 31, 2011 ($)	Fees Paid to Auditor in Year-ended December 31, 2010 ($)
Audit Fees(1)	556,000	476,000
Audit-Related Fees(2)	30,000	81,500
Tax Fees(3)	104,765	20,400
All Other Fees(4)	Nil	Nil
TOTAL	690,765	577,900

Notes:

(1)
"Audit Fees" include fees necessary to perform the annual audit and any quarterly reviews of the Company's financial statements. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements. This also includes audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)
"Audit-Related Fees" include fees for Company's financial statements and that are not included in "Audit Fees".

(3)
"Tax Fees" include fees for professional services rendered by the Company's auditors for tax compliance, tax advice and tax planning.

(4)
"All Other Fees" include fees for products and services provided by the Company's auditors other than the services included in "Audit Fees", "Audit-Related Fees" and "Tax Fees".

Governance, Nominating and Compensation Committee

        The members of the Governance, Nominating and Compensation Committee are Messrs. Van Staveren (Chairman), Berlin and Weymark. The Committee is comprised solely of independent directors.

        One of the Committee's responsibilities is to oversee matters relating to corporate governance including: (i) formulating formal guidelines on corporate governance to provide appropriate guidance to the Board and the directors as to their duties, (ii) ensuring that such guidelines, once adopted by the Board, are implemented and that the directors and the Board as a whole comply with such guidelines, (iii) reviewing such guidelines annually and recommending changes when necessary or appropriate, and (iv) assessing the size, composition and dynamics of the Board and reporting to the Board with respect to appropriate candidates for nomination to the Board.

        When a vacancy on the Board occurs or is anticipated, the Committee has been mandated to conduct an extensive search for candidates with suitable qualifications, skills and experience based on the evolving needs of the Company and on the qualifications, skills and experience of the remaining directors. Suitable candidates are contacted and, if interested, interviewed by the Committee and a recommendation is then made to the Board. The Board will then interview the candidate before making a decision to appoint a candidate or nominate him or her for election to the Board.

        As a whole, the Committee is comprised of directors who have the necessary education and experience to carry out and improve the Company's human resources and executive compensation strategy. In particular:

  •
  Mr. Van Staveren is an independent director on the board of MacMillan Minerals Inc. and provides consulting services to public and private companies;

  •
  Mr. Weymark is a director of several private companies, he has extensive experience in human resources from his experience as President and CEO of Vancouver Wharves/BCR Marine, and he currently provides consulting services to businesses in the private equity, construction and resources sectors; and

  •
  Mr. Berlin served as Senior VP Finance and Administration and Chief Financial Officer of Citgo Petroleum Corporation and has completed the Executive Management Program at Stanford University.

        The Committee also considers the adequacy and form of compensation of directors and makes recommendations to the Board. The Committee oversees periodic, independent reviews of director compensation of comparable companies and the responsibilities and risks involved in being an effective director, in assessing realistic compensation levels for the directors of the Company. See also "Report on Executive Compensation — Role of the Governance, Nominating and Compensation Committee Copy" and "— Compensation Benchmarking Study."

        In 2011, the Governance, Nominating and Compensation Committee held two meetings.

Technical, Environment, Health and Safety Committee

        The Technical, Environment, Health and Safety Committee has four members, Messrs. Comba (Chairman), Douchane, Quinn and Weymark. The Committee is comprised solely of independent directors. The Committee acts as adviser to management and the Board on matters concerning the environment, health and safety, and exploration, mining, metallurgy and other technical issues.

        In 2011, the Technical, Environment, Health and Safety Committee held four meetings. A key focus of the Committee this past year was to review progress at the Company's two development projects.

8.     Assessments

        The Board as a whole is responsible for assessing its own performance. Each director is required to complete a written questionnaire annually. The Chair of the Board summarizes the questionnaire responses and reports the results to the Board. In 2011, the Board conducted an anonymous survey where each director was given the opportunity to provide his views on the effectiveness of the Board and its committees.

        The Governance, Nominating and Compensation Committee annually examines the size of the Board and the effectiveness and contribution of the individual directors. The effectiveness of each committee of the Board is also considered annually by the Committee during deliberations on recommendations for proposed committee nominations.

        Based on the 2011 assessment, the Committee believes that the size of the Board and the qualifications, skills and experience of the Board members are appropriate to effectively carry out the duties and responsibilities of the Board.

EQUITY COMPENSATION

Equity Compensation Plans

        The Company has three equity compensation plans: (i) the RRSP Plan, (ii) the Stock Option Plan, and (iii) a restricted share unit plan ("RSU Plan").

        The purpose of these compensation plans is to attract, retain and motivate individuals with the requisite training, experience and leadership to carry out key roles with the Company and its subsidiaries and to advance the interests of the Company by providing such individuals with the opportunity to acquire an increased proprietary interest in the Company. Both the RRSP Plan and the Stock Option Plan have been approved by shareholders. The RSU Plan does not require shareholder approval as RSU exercises are cash-settled.

RRSP Plan

        The purpose of the RRSP Plan is to permit the Company, at its discretion, to issue Common Shares or make cash payments to eligible persons for contribution to their individual RRSPs in consideration of past services provided to the Company by such eligible person pursuant to and in accordance with the terms of the RRSP Plan sponsored by the Company. Eligible persons are eligible for a Company contribution amount equal to 3% of their base salary and an additional matching contribution not to exceed an additional 2% of their base salary.

        All officers or employees of the Company or any subsidiary (as such term is defined in the Canada Business Corporations Act) are entitled to participate in the RRSP Plan. No financial assistance is provided by the Company to facilitate participation in the RRSP Plan. The RRSP Plan is administered by the Governance, Nominating and Compensation Committee.

        The maximum number of Common Shares reserved for issuance under the RRSP Plan and all other securities-based compensation arrangements of the Company shall not exceed 10% of the issued and outstanding Common Shares from time to time.

        No Common Shares shall be issued under the RRSP Plan to any eligible person if the total number of Common Shares issuable to such eligible person under the RRSP Plan, together with any Common Shares reserved for issuance to such eligible person under any other security-based compensation arrangements of the Company, would exceed 5% of the issued and outstanding Common Shares.

        No Common Shares can be issued under the RRSP Plan to any eligible person if such issuance could result, at any time, in: (a) the number of Common Shares reserved for issuance under the RRSP Plan and pursuant to awards granted under all other security-based compensation arrangements of the Company to insiders (as such term is defined in the Securities Act (Ontario)) exceeding 10% of the issued and outstanding Common Shares; (b) the issuance to insiders, within a one-year period, of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares; or (c) the number of Common Shares issued under the RRSP Plan and reserved for issuance pursuant to awards granted under all of the Company's other security-based compensation arrangements within any one-year period exceeding 5% of the issued and outstanding Common Shares

        A maximum of 5,113,327 Common Shares are currently reserved for issue under the RRSP Plan (representing approximately 3.1% of the Common Shares currently issued and outstanding). As at March 28, 2012, 2,258,537 Common Shares, representing approximately 1.4% of the issued and outstanding Common Shares, have been issued under the RRSP Plan.

        The price per Common Share for Common Shares issued under the RRSP Plan is the "market price" (as defined in the TSX Company Manual for the purposes of "Securities Based Compensation Arrangements" from time to time) of the Common Shares on the date on which the issuance of such Common Shares under the RRSP Plan is approved by the Committee.

        The Board may from time to time amend, suspend or terminate the RRSP Plan. Any amendments to the RRSP Plan are subject to compliance with all applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange, including receipt of any required approval from such governmental entity or stock exchange.

        The Board may amend, suspend, terminate or discontinue the RRSP Plan without obtaining the approval of shareholders in order to: amend the eligibility for, and limitations or conditions imposed upon, participation in the RRSP Plan; add or amend any terms relating to the provision of financial assistance to eligible persons; make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange; correct or rectify any ambiguity, defective provision, error or omission in the RRSP Plan; or amend any terms relating to the administration of the RRSP Plan.

        Shareholder approval is required to amend the RRSP Plan to: increase the number of Common Shares reserved for issuance or issuable under the RRSP Plan; permit the introduction or reintroduction of eligible persons on a discretionary basis; increase the insider participation limits; and change the amendment provisions of the RRSP Plan.

        The RRSP Plan was amended and restated during the 2010 fiscal year to (i) convert it from a plan with a fixed maximum number of Common Shares issuable thereunder to a plan with a rolling maximum number of Common Shares issuable thereunder equal to 10% of the issued and outstanding Common Shares from time to time, (ii) add a provision providing that the number of Common Shares issued under the RRSP Plan and issuable under awards made under any other securities-based compensation arrangement of the Company, within any one year period, may not exceed 5% of the total issued and outstanding Common Shares, and (iii) provide that the price per Common Share issued under the RRSP Plan will be the "market price" as defined in the TSX Company Manual for the purposes of "Securities Based Compensation Arrangements" from time to time. Shareholder approval for these amendments was obtained on May 20, 2010. Pursuant to the rules of the TSX, shareholder approval must be sought for any unallocated Common Shares issuable under the RRSP Plan on or before May 20, 2013.

Stock Option Plan

        The Company has implemented a TSX compliant rolling stock option plan (as amended and restated during the 2010 fiscal year). Shareholder approval for these amendments was obtained on May 20, 2010. Pursuant to the rules of the TSX, shareholder approval must be sought for any unallocated options on or before May 20, 2013.

        All directors, officers, employees or insiders (as such term is defined in the Securities Act (Ontario)) of the Company or any subsidiary (as such term is defined in the Canada Business Corporations Act), or any other person or company engaged to provide ongoing management or consulting services for the Company, or a corporation controlled by an eligible person under the Stock Option Plan, are eligible to participate in and be granted stock options under the Stock Option Plan. No financial assistance is provided by the Company to facilitate participation in the Stock Option Plan. The Stock Option Plan is administered by the Governance, Nominating and Compensation Committee. As of January 1, 2010, the Board no longer grants stock options to non-employee directors.

        Options may be granted in respect of authorized and unissued Common Shares provided that the aggregate number of Common Shares reserved for issuance upon the exercise of all options granted under the Stock Option Plan and all awards granted under all other securities-based compensation arrangements of the Company shall not exceed 10% of the issued and outstanding Common Shares from time to time.

        No options may be granted to any optionee if the total number of Common Shares issuable to such optionee under the Stock Option Plan, together with any Common Shares reserved for issuance to such optionee under any other security — based compensation arrangements, would exceed 5% of the issued and outstanding Common Shares. No option shall be granted to any optionee if such grant could result, at any time, in: (i) the number of Common Shares reserved for issuance pursuant to options granted under the Stock Option Plan and awards under the Company's other security-based compensation arrangements granted to insiders exceeding 10% of the issued and outstanding Common Shares, (ii) the issuance to insiders, within a one-year period, of a number of Common Shares exceeding 10% of the issued and outstanding Common Shares, or (iii) the number of Common Shares reserved for issuance pursuant to options granted under the Stock Option Plan or awards granted under any of the Company's other security-based compensation arrangements within any one-year period exceeding 5% of the issued and outstanding Common Shares.

        The term of options granted under the Stock Option Plan may not exceed ten years from the date of grant. If no determination is made by the Governance, Compensation and Nominating Committee, the term of the options is three years. Options typically vest over three years with the optionee being able to exercise up to one-third of the options at the end of each 12 month period following the date of grant. Options may be exercised from time to time by delivery to the Company at its principal office or at its registered office of a written notice of exercise addressed to the Secretary of the Company specifying the number of Common Shares with respect to which the options are being exercised and accompanied by payment in full of the option price for the Common Shares being purchased.

        The exercise price for any option shall in no circumstances be lower than the "market price" (as defined in the TSX Company Manual for the purposes of "Securities Based Compensation Arrangements" from time to time) of the Common Shares on the date of grant of the option.

        Subject to any express resolution of the Committee, options granted prior to April 10, 2002 expire upon the optionee ceasing to be an eligible person, unless it is as a result of retirement, permanent disability or death. Options granted on or after April 10, 2002, subject to any express resolution of the Committee, expire upon the optionee ceasing to be an eligible person, unless (i) it is as a result of retirement, permanent disability or death (ii) the optionee is an employee dismissed for reasons other than cause, or (iii) if the optionee is a director. In the case of (ii) or (iii), the options expire 30 days after the date of the notice of dismissal or the date the optionee ceases to be a director, as applicable.

        If, before the expiry of options in accordance with their terms, an optionee ceases to be an eligible person by reason of retirement at normal retirement age (including early retirement in accordance with the Company's then current plans, policies or practices) or as a result of permanent disability, the Committee, at its discretion, may allow the optionee to exercise options to the extent that he or she was entitled to do so at the time of retirement or disability, at any time up to and including, but not after, a date six months following the date of such event, or prior to the close of business on the expiration date of the option, whichever is earlier.

        If an optionee dies before the expiry of options in accordance with their terms, the optionee's legal representative(s) may, subject to the terms of the options and the Stock Option Plan, exercise the options to the extent that the optionee was entitled to do so at the date of death at any time up to and including, but not after, a date one year following the date of the optionee's death, or prior to the close of business on the expiration date of the options, whichever is earlier.

        The Board may from time to time amend, suspend or terminate the Stock Option Plan, or the terms of any previously granted options, provided that no such amendment to the terms of any previously granted options may, except as expressly provided in the Stock Option Plan, or with the written consent of the optionee, adversely alter or impair the terms or conditions of options previously granted to such optionee. Any amendments to the Stock Option Plan, or the terms of any previously granted options, are subject to compliance with all applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange, including receipt of any required approval from such governmental entity or stock exchange.

        The Board may amend, suspend, terminate or discontinue the Stock Option Plan, or any previously granted option, without obtaining the approval of shareholders in order to: amend the eligibility for, and limitations or conditions imposed upon, participation in the Stock Option Plan; amend any terms relating to the granting or exercise of options; permit the granting of deferred or restricted shares under the Stock Option Plan; add or amend any terms relating to the provision of financial assistance to optionees or resulting in eligible persons receiving securities of the Company while no cash consideration is received by the Company, including pursuant to a cashless exercise feature; make changes that are necessary or desirable to comply with applicable laws, rules, regulations and policies of any applicable governmental entity or stock exchange; correct or rectify any ambiguity, defective provision, error or omission in the Stock Option Plan or in any option; or amend any terms relating to the administration of the Stock Option Plan.

        Shareholder approval is required to amend the Stock Option Plan to: increase the number of Common Shares reserved for issuance or issuable under the Stock Option Plan; reduce the exercise price of previously granted options; cancel and reissue previously granted Options; extend the term of an option which benefits an insider beyond its original expiry; permit the introduction or reintroduction of eligible persons on a discretionary basis; permit any option to be transferable or assignable other than for normal estate settlement purposes; increase the insider participation limits; add a cashless exercise feature; and change the amendment provisions of the Stock Option Plan.

        Options are non-assignable except (i) as provided above in the case of death, and (ii) options may be transferred or assigned between an eligible person and a corporation controlled by such eligible person provided that the assignor delivers notice to the Company prior to the assignment.

        A maximum of 9,143,550 Common Shares may currently be issued pursuant to options granted under the Stock Option Plan, representing approximately 5.6% of the number of Common Shares currently issued and outstanding. As at March 28, 2012, options have been exercised to acquire 1,928,313 Common Shares, representing approximately 1.2% of the number of Common Shares currently issued and outstanding, and options to acquire 5,026,833 Common Shares, representing approximately 3.1% of the number of Common Shares currently issued and outstanding, are outstanding, leaving a balance of 4,116,717 Common Shares available for further option grants. In addition, under the Cadiscor Stock Option Plan, as at March 28, 2012, options that have been exercised to acquire 410,850 Common Shares, and options to acquire 354,750 Common Shares are outstanding, all of which were issued prior to the Company's acquisition of NAP Quebec (formerly Cadiscor Resources Inc.). Options which lapse or expire return to the pool of options available for grant under the Stock Option Plan.

Restricted Share Unit Plan

        The purpose of the RSU Plan is to attract, retain and motivate individuals with the requisite training, experience and leadership to carry out key roles with the Company and its subsidiaries, to advance the interests of the Company by providing such individuals with appropriate compensation and to strengthen the alignment of the RSU holders' interests with the interests of shareholders.

        Directors, officers and employees are eligible to participate in the RSU Plan. The RSU Plan is administered by the Board, which may determine from time to time, after considering recommendations of the Governance, Nominating and Compensation Committee, the number and timing of RSUs to be awarded and the applicable vesting criteria, provided that the vesting period does not exceed three years.

        The value of a RSU is based on the trading price of the Common Shares. A RSU represents only the right to receive the market value of a Common Share in cash on the applicable vesting date and does not entitle the holder of the RSU to any rights as a shareholder, including the right to receive ordinary cash dividends. If the holder resigns or the holder's employment with the Company is terminated for any reason, the holder will forfeit any RSUs in the holder's account which have not yet vested. If the holder (i) retires from employment with the Company; or (ii) is an employee of the Company and becomes eligible for long-term disability benefits under the terms of a long-term disability plan sponsored by the Company or is a non-executive director of the Company and suffers an injury, illness or disability the result of which is that the holder is unable to provide services to the Company for an aggregate of four months in any 12 month period, the holder will receive immediate payment in respect of the RSUs in the holder's account which have not yet vested. Outstanding RSUs are subject to normal anti-dilution events including stock dividends, and the subdivision, consolidation or reclassification of the outstanding Common Shares.

Securities Authorized for Issuance under Equity Compensation Plans

        The following table provides information on the Company's equity compensation plans as of December 31, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column 2)
Equity compensation plans approved by securityholders
(a) RRSP Plan	Nil	n/a	5,113,327
(b) Stock Option Plan	3,644,583	4.43	4,166,717
Equity compensation plans not approved by securityholders	n/a	n/a	n/a

Total	3,644,583	4.43	9,280,044

Indebtedness of Directors and Executive Officers

        During the past fiscal year, no director, officer, employee or former director, officer or employee of the Company or any of their respective associates, has been indebted, or is presently indebted, to the Company or any of its subsidiaries.

Directors' and Officers' Liability Insurance

        The Company maintains conventional D&O and Side-A difference in conditions liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company. The premium for these policies for the insurance period from November 1, 2011 to November 1, 2012 is US$191,300. The policies provide coverage of up to US$30 million per occurrence per policy period. There is no deductible for claims against directors and officers where indemnity is not provided by the Company and a US$500,000 deductible for claims against directors and officers where indemnity is provided by the Company or if the claim is solely against the Company for securities claims. The Side-A difference in conditions insurance provides stand alone and direct coverage to directors and officers in circumstances where corporate indemnities and conventional D&O policies do not respond.

        In accordance with the provisions of the Canada Business Corporations Act, the Company's by-laws provide that the Company will indemnify a director or officer, a former director or officer, or a person who acts or acted at the Company's request as a director or officer or an individual acting in a similar capacity for a related entity, and its heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding to which he or she is made a party by reason of being or having that association with the Company or such other entity, if (a) the individual acted honestly and in good faith with a view to the best interests of the Company or the other entity, as the case may be, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful. Upon such indemnification, the Company may recover against its insurance policy to the full extent permitted by law, subject to a deductible of US$500,000.

Interest of Certain Persons in Matters to be Acted Upon

        At the date hereof, to the knowledge of management of the Company, no person who has been a director or officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, or any associate or affiliate of any of the foregoing, has any interest by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than as disclosed in this Circular.

Interest of Certain Persons in Material Transactions

        At the date hereof, to the knowledge of management of the Company, no director or executive officer of the Company or any of its subsidiaries, person or company who beneficially owns, or control or directs, directly or indirectly, more than 10% of the Common Shares (collectively "informed persons"), proposed director of the company, nor any director or executive officer of any informed person, has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the company or any of its subsidiaries.

Shareholder Proposals for the 2013 Annual Meeting

        In order to be included in the meeting materials for the 2013 annual meeting of shareholders, shareholder proposals must be received by the Company at its office at 200 Bay St., Suite 2350, Royal Bank Plaza, South Tower, Toronto, Ontario, Canada M5J 2J2, Attention: Corporate Secretary, by no later than December 31, 2012.

Additional Information

        Additional information relating to the Company is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company's website at www.nap.com. Financial information about the Company is provided in the Company's comparative annual financial statements and management's discussion and analysis of operating and financial results ("MD&A") for its most recently completed financial year.

        The Company will provide to any person or company, upon request to its Corporate Secretary at 200 Bay St., Suite 2350, Royal Bank Plaza, South Tower, Toronto, Ontario, Canada M5J 2J2, a copy of the following documents:

  (1)
  the Company's latest Annual Report, including MD&A;

  (2)
  the Company's latest Annual Information Form, together with a copy of any document, or pertinent pages of any document, incorporated therein by reference; and

  (3)
  the financial statements for the year ended December 31, 2011, together with the report of the auditors thereon, and any interim financial statements filed subsequently.

        The Company may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of the Company.

DIRECTORS' APPROVAL

        The contents of this Circular and the sending thereof to shareholders of the Company have been approved by the Board of Directors.

        DATED at Toronto, Ontario this March 28, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

André J. Douchane Chairman

 APPENDIX A

MANDATE OF THE BOARD OF DIRECTORS

Obligations

The Board of Directors shall assume the responsibility for the stewardship of the Corporation and shall:

  1.
  Supervise the management of the business and affairs of the Corporation; and

  2.
  Act in accordance with the Corporation's obligations contained in the Canada Business Corporations Act (the "CBCA"), the securities legislation of each province and territory of Canada, the governance guidelines of the Toronto Stock Exchange and the American Stock Exchange, other relevant legislation and regulations and the Corporation's articles and by-laws.

As a matter of policy, the following matters must be considered by the Board as a whole and may not be delegated to a committee:

  1.
  Changing the membership of, or filling a vacancy in, any committee;

  2.
  Appointing and removing officers, unless such appointment or removal is specifically delegated to the President and Chief Executive Officer or a committee of the Board; and

  3.
  Such matters, if any, as may be specified in the resolution establishing any committee.

Pursuant to the CBCA, the following additional matters must be considered by the Board as a whole and may not be delegated to a committee:

  1.
  Submission to the shareholders of any question or matter requiring the approval of the shareholders;

  2.
  Filling a vacancy in the office of auditor;

  3.
  Issuing securities except in the manner and on the terms authorized by the directors;

  4.
  Declaring dividends;

  5.
  Purchasing or redeeming or any other form of acquiring shares issued by the Corporation;

  6.
  Paying a commission or allowing a discount to any person in consideration of that person subscribing or agreeing to subscribe for shares of the Corporation or procuring or agreeing to procure subscriptions for any such shares;

  7.
  Approving management proxy circulars;

  8.
  Approving any take-over bid circular or directors' circular;

  9.
  Approving the annual financial statements of the Corporation; and

  10.
  Adopting, amending or repealing the by-laws of the Corporation.

Duties

Introduction

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving other powers to itself. Subject to the Articles and By-Laws of the Corporation, the Board retains the responsibility for managing its own affairs including planning its composition, selecting its Chairman, nominating candidates for election to the Board, appointing committee members and determining director compensation. The Board's principal duties fall into the following six categories.

Selection of the Management

The Board has the responsibility for:

  1.
  Appointing and replacing the Chief Executive Officer, monitoring Chief Executive Officer performance, determining Chief Executive Officer compensation and providing advice and counsel in the execution of the duties of the Chief Executive Officer;

  2.
  Approving the appointment and remuneration of all corporate officers, acting upon the advice of the Chief Executive Officer; and

  3.
  Ensuring that adequate provision has been made for management succession.

Monitoring and Acting

The Board has the responsibility for:

  1.
  Monitoring the Corporation's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances;

  2.
  Taking action when performance falls short of its goal or in other special circumstances (for example, mergers and acquisitions or changes in control);

  3.
  Identifying principal risks and ensure appropriate systems to manage those risks are implemented; and

  4.
  Approving any payment of dividends to shareholders.

Strategy Determination

The Board has the responsibility to participate with management directly or through its committees, in developing and approving the mission of the Corporation, its objectives and goals, and the strategy by which it proposes to reach those goals.

Policies and Procedures

The Board has a particular responsibility for:

  1.
  Confirming that the Corporation operates at all times within applicable laws and regulations, and to the highest ethical and moral standards;

  2.
  Approving and monitoring compliance with significant policies and procedures by which the Corporation is managed;

  3.
  Ensuring that the integrity of the internal control and information management systems are maintained;

  4.
  Approving all significant transactions involving the Corporation; and

  5.
  Reviewing material press releases prior to dissemination.

Reporting to Shareholders

The Board has the responsibility for:

  1.
  Ensuring that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

  2.
  Ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards;

  3.
  Ensuring, to the extent it is aware, the timely reporting of any other developments that have a significant and material impact on the value of the Corporation and in setting out its future plans and strategies; and

  4.
  Reporting annually to shareholders on its stewardship for the preceding year.

Legal Requirements

The Board is responsible for confirming that legal requirements have been met and that documents and records have been properly prepared, approved and maintained.

Constitution and Role of the Board of Directors

Board Composition

  1.
  Constitution of the Board

  The Board will be constituted with a majority of unrelated and independent directors.

  If the Corporation has a significant shareholder, the Board will include, at a minimum, a proportion of unrelated directors that fairly represents the investment in the Corporation by shareholders other than the significant shareholder.

  The Board will determine annually whether it is constituted with the appropriate number of unrelated or independent directors, as the case may be, and will report its conclusions, and the analysis supporting the conclusions, as required by applicable laws.

  2.
  Board Membership

  The Board is responsible for selecting nominees for appointment or election to the Board. The Board delegates the nomination process to the Governance, Nominating and Compensation Committee with the input from the Chairman of the Board and the President and Chief Executive Officer.

  The Governance, Nominating and Compensation Committee reviews with the Board on an annual basis, the appropriate diversity, skills and experience required of Board members in the context of the needs of the Board, and will recommend increasing, decreasing or replacing directors to facilitate more effective governance of the Corporation.

  The Governance, Nominating and Compensation Committee will provide an orientation and education program for new recruits to the Board.

  3.
  Board Size

  The Board will annually consider its size and will increase or decrease the number of directors to facilitate more effective leadership and decision-making.

  4.
  Inside and Outside Directors

  An "inside" director is a director who is an officer or employee of the Corporation or of any of its affiliates. The only inside director shall be the President and Chief Executive Officer.

  An "outside" director is a director who is not a member of management.

  5.
  Unrelated Directors

  An "unrelated" director is a director who is independent of management and is free from any business or other relationship, other than interests and relationships arising from shareholding, which could, or could be perceived to, materially interfere with the director's ability to act in the Corporation's best interest.

  If a shareholder is in a position to control or influence control of the Corporation, that person is a "significant" shareholder. For purposes of assessing "relatedness", a director who is a significant shareholder, or is a director with interests in or relationships with the significant shareholder is not considered a related director under the TSX guidelines.

  6.
  Independent Directors

  A director is considered "independent" for the purposes of the policies and guidelines set out in this Governance Manual if such director satisfies the requirements of "outside" and "unrelated" prescribed by the TSX.

  Notwithstanding the foregoing, directors appointed to the Audit Committee shall meet the standards prescribed by both the TSX and the NYSE AMEX.

  A director shall be considered independent if he or she meets the following requirements:

  a)
  A member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer.

  b)
  For the purposes of subsection a), a material relationship means a relationship which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of a member's independent judgement.

  c)
  Despite subsection b), the following individuals are considered to have a material relationship with an issuer:

  i.
  An individual who is, or has been, an employee or executive officer of the issuer (or any of its affiliates), unless the prescribed period has elapsed since the end of the service of employment;

  ii.
  An individual whose immediate family member is, or has been, an employee or executive officer of the issuer (or any of its affiliates), unless the prescribed period has elapsed since the end of the service of employment;

  iii.
  An individual who is, or has been, an affiliated entity of, a partner of, or employed by, a current or former internal or external auditor of the issuer, unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended;

  iv.
  An individual whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the issuer, unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended;

  v.
  An individual who is, or has been, or whose immediate family member is or has been, employed as an executive officer of an entity if any of the issuer's current executives serve on the entity's compensation committee, unless the prescribed period has elapsed since the end of the service or employment;

  vi.
  An individual who: (x) has a relationship with the issuer pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors, or any board committee or as part-time chair or vice chair of the board or any board committee; and (y) receives, or whose immediate family member receives, more than $75,000 per year (or US$60,000 whichever is less) in direct compensation from the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee or as part-time chair or vice chair of the board or any board committee, unless the prescribed period has elapsed since he or she ceased to receive more than $75,000 per year (or US$60,000 whichever is less) in such compensation;

  vii.
  An individual who is an affiliated entity of the issuer or any of its subsidiary entities;

  viii.
  A person who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the issuer made, or from which the issuer received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or US$200,000, whichever is more, other than the following:

  a.
  Payments arising solely from investments in the issuers securities;

  b.
  Payments under non-discretionary charitable contribution matching programs; or

  c.
  A person who has participated in the preparation of the financial statements of the issuer or any current subsidiary of the issuer and any time during the past three years.

  "Prescribed period" means the period prescribed by law and currently under the Canadian Multilateral Instrument 52-110 it is the shorter of: (i) the period commencing on March 30, 2004 and ending immediately prior to the determination of independence; and (ii) the three year period ending immediately prior to the determination of independence and under the NYSE AMEX rules it is three years.

  The Board shall have the authority to appoint a non-independent director or directors to a committee or appoint a committee, the members of which do not constitute a majority of independent directors, if permitted by applicable laws and rules of the TSX and the NYSE AMEX.

Resignation

  1.
  Employment Responsibility

  Any director who changes the responsibilities he or she held when elected to the Board should inform the Governance, Nominating and Compensation Committee so that they may consider the appropriateness of that person's continued Board membership under the changed circumstances.

Relationship with Management

The Board functions independently of management, and the role of Chairman is separate from that of President and Chief Executive Officer. The Chairman's role is to effectively manage and provide leadership to the Board while the role of the Chief Executive Officer is to provide the day-to-day leadership and management of the Corporation.

  1.
  The President will be the Chief Executive Officer of the Corporation.

  2.
  The Chief Executive Officer formulates Corporation policies and proposed actions and presents them to the Board for approval. The Chief Executive Officer keeps the Board fully informed of the Corporation's progress towards the achievement of, and of all material deviations from, the goals or objectives and policies established by the Board in a timely and candid manner.

  3.
  The Chief Executive Officer speaks for North American Palladium Ltd. Individual Board members may meet or otherwise communicate with various constituencies but only with the knowledge of the Chief Executive Officer and, in most instances, at the request of the Chief Executive Officer.

Strategic Plan

The Board, with the assistance of the Chief Executive Officer, is responsible for establishing the long-term goals and objectives of the Corporation.

The initiative for developing and modifying the corporate strategies to achieve these goals and objectives must come from management. The Board may assist in the development of the strategies, act as a resource, contribute ideas and ultimately approve the strategy, but management will lead this process.

The Board is responsible for monitoring management's success in implementing the strategies to achieve such goals and objectives and ensuring that the strategies are modified appropriately.

Performance Evaluation

  1.
  Chief Executive Officer Evaluation

  One of the most important aspects of effective governance is the relationship between the Chief Executive Officer and the Board. It is crucial that the Board is fully informed and that the Chief Executive Officer has a forum for drawing on the wisdom and experience that exists within the Board. While it is expected that full and frank dialogue will exist between the Chief Executive Officer and the Board, a Chief Executive Officer review process at least once a year ensures that this communication takes place. It allows for a full and healthy dialogue between the Board and the Chief Executive Officer regarding corporate and individual performance.

  2.
  Board Evaluation

  The Board is committed to evaluating its own performance on an annual basis. The review process is also an opportunity to provide input to the Chairman on his or her performance.

  The Board review assessment is designed to evaluate the Board's contribution as a whole and to review areas in which the Board believes a better contribution can be made. Its purpose is to increase the effectiveness of the Board, not to single out individual Board members.

Meetings

The Board will meet on a scheduled basis five times per year and more frequently if required. The Chairman, with the assistance of the Chief Executive Officer, will be responsible for establishing the agenda for Board meetings. A significant portion of each meeting will be spent examining future plans and strategies.

The Chairman shall solicit from the members of the Board recommendations as to matters to be brought before the Board and shall ensure that such matters receive a fair hearing. The Chairman shall have the same voting powers as all directors and will determine, consistent with the Corporation's by-laws, which matters require a vote. In the case of an equality of votes, the Chairman, in addition to his or her original vote, shall have the casting vote.

Management will deliver a meeting agenda and background material on agenda items to directors not less than 5 business days prior to each meeting, so that Directors can prepare for the Board meetings.

As a matter of principle, directors should always be made aware by the Chairman whether they are discussing issues or proposals for "discussion" or for "decision".

  1.
  Guests at Board Meetings

  Guests may be invited by the Board and Chief Executive Officer to make presentations to the Board. Should the Chief Executive Officer wish to invite other people as attendees on a regular basis, the Chief Executive Officer should first seek the concurrence of the Board.

  2.
  Access to Senior Management

  The Board should meet on a regular basis without management present. However, the Board encourages the Chief Executive Officer to bring into Board meetings employees who can provide additional insight into the items being discussed and/or who have potential and should be given exposure to the Board.

If a director is in the situation of having to contact an employee directly, the director will ensure that this contact is not distracting to the business operation of the Corporation. The Chief Executive Officer should be made aware of the substance of such contact.

Board Information

Prior to each quarterly meeting, the Board should receive a report from management describing operating and financial metrics achieved over the quarter along with information pertaining to key business activities and developments for this period.

Board Committees

The Board may form a committee of directors and delegate to such committee any powers of the directors, subject to Section 115 of the Canada Business Corporations Act ("CBCA"). A committee shall generally be composed of outside directors, a majority of whom are unrelated and independent directors, although some board committees may include the one inside director.

Subject to the Corporation's by-laws and any resolution of the board of directors, a committee may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit. Where neither the Board nor the committee has determined the rules or procedures to be followed by the committee, the rules and procedures set out in the by-laws, paragraphs 8 to 15, shall apply with necessary modifications.

The committee membership, meeting schedules and reference to mandates are set out in Section 1 and Sections 5 through 8. The roles of the committees with respect to the Board are discussed below:

  1.
  Committee Membership

  Committee members are appointed by the Board on the recommendation of the Board Chairman in consultation with the Chief Executive Officer and the Governance, Nominating and Compensation Committee and with consideration of the desires of individual Board members.

  Consideration will be given to rotating committee members periodically.

  Committee Chairs are selected by the Board on the recommendation of the Chairman. The Chairman of a committee presides at all meetings of the committee and is responsible to see that the work of the committee is well organized and proceeds in a timely fashion.

  All directors may attend meetings of any Committee at the Committee Chairman's invitation, but may not vote and may not be counted for the purposes of the quorum.

  2.
  Committee Meetings and Agendas

  The committee Chairman, in consultation with committee members, will determine the location, frequency and length of the meetings of the committee. The Audit Committee shall meet at least four times per year to review the annual and interim financial statements. All other committees shall meet at least annually. The Chairman of the committee, in consultation with the Chief Executive Officer or the appropriate senior manager, will develop the committee's agenda.

  Notice of meetings shall be given by letter, facsimile or other means of recorded electronic communication, or by telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meetings before or after the holding thereof.

  3.
  Committee Responsibilities

  Committees analyze, consistent with their terms of reference, strategies and policies which are developed by management. Committees may make recommendations to the Board but, unless specifically mandated to do so, do not take action or make decisions on behalf of the Board.

  A committee may, from time to time, request assistance of external advisors who the committee requires to research, investigate and report on matters within a committee's term of reference. This request should be approved by the Board and coordinated through the Chairman and Chief Executive Officer.

  4.
  Reporting

  Each committee has a duty to report to the Board all matters that it considers to be important for Board consideration.

Director Compensation

Remuneration of directors is established by the Board on the recommendation of the Governance, Nominating and Compensation Committee and shall be generally in line with that paid by public companies of a similar size and type.

The Board encourages Board members to own shares in the belief that share ownership facilitates the directors' identification with the interests of the shareholders. Within three years of joining the Board, directors are expected to hold at least $150,000 in securities of NAP. The minimum holding requirement shall be calculated based on: (i) the actual price paid per share acquired and (ii) the grant value of RSUs.

Notwithstanding the foregoing, for purposes of transitioning from the previous $75,000 securities requirement to the $150,000 requirement effective January 1, 2011, securities held as at January 1, 2011 shall be deemed to have been purchased at C$6.79, being the Market Price (as defined in the TSX Manual) of the Corporation's shares on the TSX as of December 31, 2010.

Unless they are expiring, directors may not exercise RSUs if, after the exercise of the RSUs, their ownership of NAP securities would be less than $150,000.

Corporate Standards of Conduct

The Board has the responsibility for ensuring that standards of conduct are established and for monitoring compliance by the Corporation.

The Corporation has established an Environmental Policy, Occupational Health and Safety Policy, Whistleblower Policy and Code of Conduct.

Access to Outside Advisors

Individual directors or a group of directors may engage an outside advisor at the expense of the Corporation in appropriate circumstances. The engagement of the outside advisor should be coordinated through the Chairman and the Chief Executive Officer, and be subject to Board approval.

Any questions or requests for assistance may be directed to North American Palladium Ltd.'s
Proxy Solicitation Agent:

North American Toll Free Phone:

1-800-845-1507

Banks, Brokers and collect calls: 201-806-2222

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@phoenixadvisorypartners.com

QuickLinks

Table of Contents
INVITATION TO SHAREHOLDERS
NOTICE OF ANNUAL MEETING
MANAGEMENT INFORMATION CIRCULAR
VOTING INFORMATION
Any questions and requests for assistance may be directed to our Proxy Solicitation Agent
GENERAL INFORMATION
BUSINESS OF THE MEETING
REPORT ON EXECUTIVE COMPENSATION
BOARD OF DIRECTORS COMPENSATION
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
EQUITY COMPENSATION
DIRECTORS' APPROVAL
APPENDIX A MANDATE OF THE BOARD OF DIRECTORS